Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197954

Prospectus Supplement No. 18

(to Prospectus dated May 7, 2015)

(i) 1,322,500 shares of Common Stock and 1,322,500 Series B Warrants, issuable upon the exercise of the 1,322,500 outstanding Series A Warrants issued in our initial public offering;

and

(ii) 1,322,500 shares of Common Stock, issuable upon the exercise of the 1,322,500 Series B Warrants that are issuable under this prospectus.

This prospectus supplement supplements the prospectus dated May 7, 2015, as supplemented by prospectus supplement No. 1 dated May 14, 2015, prospectus supplement No. 2 dated June 2, 2015, prospectus supplement No. 3 dated June 15, 2015, prospectus supplement No. 4 dated June 23, 2015, prospectus supplement No. 5 dated August 6, 2015, prospectus supplement No. 6 dated August 12, 2015, prospectus supplement No. 7 dated August 28, 2015, prospectus supplement No. 8 dated September 1, 2015, prospectus supplement No. 9 dated September 4, 2015, prospectus supplement No. 10 dated September 10, 2015, prospectus supplement No. 11 dated September 15, 2015, prospectus supplement No. 12 dated September 16, 2015, prospectus supplement No. 13 dated September 18, 2015, prospectus supplement No. 14 dated September 21, 2015, prospectus supplement No. 15 dated September 22, 2015, prospectus supplement No. 16 dated September 24, 2015, and prospectus supplement No. 17 dated October 20, 2015 (the “Prospectus”), which relates to the offering of the securities of Great Basin Scientific, Inc. (the “Company,” “we,” or “our”) that are underlying the Series A Warrants that we issued in our initial public offering, which closed on October 15, 2014 (our “IPO”). The securities underlying the Series A Warrants include (i) 1,322,500 shares of our common stock and 1,322,500 of our Series B Warrants, which are issuable upon the exercise of the 1,322,500 outstanding Series A Warrants that we issued in our IPO, and (ii) 1,322,500 shares of our common stock, which are issuable upon the exercise of the 1,322,500 Series B Warrants that are issuable under this Prospectus.

Each Series A Warrant is exercisable for one share of common stock and one Series B Warrant. The Series A Warrants were initially exercisable at an exercise price of $7.00 per share; however, as a result of the offering of additional units by the Company on February 25, 2015, the Series A Warrants are now exercisable at an exercise price of $2.20 per share. The Series A Warrants expired on October 15, 2015. The Series B Warrants were not issued in our IPO and will only be issued upon the exercise of the Series A Warrants, with each Series B Warrant being exercisable for one share of common stock. The Series B Warrants are immediately exercisable upon issuance at an initial exercise price of $8.75 per share and expire on the sixth anniversary of the date of issuance.

This prospectus supplement incorporates into our Prospectus the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2015.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Capital Market under the symbol “GBSN”. On November 13, 2015, the closing sale price of our common stock on The NASDAQ Capital Market was $0.06 per share.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 13 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-36662

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-0361454
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2441 South 3850 West, Salt Lake City, UT	84120
(Address of principal executive offices)	(Zip Code)

(801) 990-1055

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☒

The issuer had 190,679,941 shares of common stock outstanding as of November 16, 2015.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

GREAT BASIN SCIENTIFIC, INC.

CONDENSED BALANCE SHEETS

September 30, 2015 and December 31, 2014

(Unaudited)

	September 30,	December 31,
	2015	2014
Assets
Current assets:
Cash	$7,303,711	$2,017,823
Accounts receivable, net	345,444	267,485
Inventory	1,033,966	457,094
Prepaid and other current assets	574,048	376,778
Total current assets	9,257,169	3,119,180
Intangible assets, net	143,072	216,580
Property and equipment, net	7,486,384	4,237,467
Total assets	$16,886,625	$7,573,227
Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$2,107,777	$1,369,169
Accrued expenses	1,164,634	612,359
Current portion of notes payable	18,732	49,994
Notes payable - related party, net of discount	500,000	441,667
Current portion of capital lease obligations	1,229,566	947,422
Total current liabilities	5,020,709	3,420,611
Notes payable, net of current portion	—	5,693
Capital lease obligations, net of current portion	1,207,063	2,156,837
Derivative liability	29,938,937	9,998,636
Total liabilities	36,166,709	15,581,777
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $.001 par value, 5,000,000 shares authorized;
104,386 and 0 shares issued and outstanding, respectively	104	—
Common stock, $.001 par value: 200,000,000 shares authorized;
190,679,941 and 5,086,458 shares issued and outstanding, respectively	190,680	5,086
Additional paid-in capital	83,490,410	55,991,060
Accumulated deficit	(102,961,278)	(64,004,696)
Total stockholders' deficit	(19,280,084)	(8,008,550)
Total liabilities and stockholders' deficit	$16,886,625	$7,573,227

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenues	$545,934	$409,390	$1,530,170	$1,160,971
Cost of sales	1,102,727	942,334	3,369,268	2,761,153
Gross loss	(556,793)	(532,944)	(1,839,098)	(1,600,182)
Operating expenses:
Research and development	2,878,316	1,424,877	6,284,170	3,265,149
Selling and marketing	1,481,140	479,499	3,206,957	1,646,782
General and administrative	1,795,766	597,795	4,132,973	2,004,080
(Gain) loss on sale of assets	—	—	—	(8,166)
Total operating expenses	6,155,222	2,502,171	13,624,100	6,907,845
Loss from operations	(6,712,015)	(3,035,115)	(15,463,198)	(8,508,027)
Other income (expense):
Interest expense	(253,220)	(314,450)	(868,587)	(819,235)
Interest income	4,746	619	18,078	2,057
Change in fair value of derivative liability	20,016,848	(13,900,400)	(22,641,625)	(13,900,400)
Total other income (expense)	19,768,374	(14,214,231)	(23,492,134)	(14,717,578)
Income (loss) before provision for income taxes	13,056,359	(17,249,346)	(38,955,332)	(23,225,605)
Provision for income taxes	—	822	(1,250)	(5,297)
Net income (loss)	13,056,359	(17,248,524)	(38,956,582)	(23,230,902)

Net income (loss) per common share - basic	$0.35	$(117.59)	$(2.37)	$(184.35)
Net income (loss) per common share - diluted	$0.26	$(117.59)	$(2.37)	$(184.35)
Weighted average common shares - basic	37,542,838	146,678	16,456,668	126,014
Weighted average common shares - diluted	45,135,892	146,678	16,456,668	126,014

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Nine Months Ended
	September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(38,956,582)	$(23,230,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,130,826	855,484
Change in fair value of derivative liability	22,641,625	13,900,400
Gain on sale of assets	—	(8,166)
Interest converted to preferred stock	—	13,129
Employee stock compensation	66,391	242,696
Warrant issuance and modifications	54,489	25,063
Debt discount amortization	58,333	16,667
Asset disposal	—	11,124
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(77,959)	(49,011)
Increase in inventory	(576,872)	(61,713)
Increase in prepaid and other assets	(197,270)	(269,459)
Increase in accounts payable	457,250	360,882
Increase in accrued liabilities	552,275	42,598
Net cash used in operating activities	(14,847,494)	(8,151,208)
Cash flows from investing activities:
Acquisition of property and equipment	(842,225)	(222,584)
Construction of equipment	(3,223,827)	(479,196)
Proceeds from sale of assets	—	35,000
Proceeds from sale leaseback	—	1,500,000
Net cash provided by (used in) investing activities	(4,066,052)	833,220
Cash flows from financing activities:
Proceeds from exercise of warrants	3,166,394	—
Proceeds from issuance of convertible notes payable	—	100,000
Proceeds from issuance of convertible notes payable - related party	—	300,000
Proceeds from issuance of preferred stock	—	6,569,886
Proceeds from follow-on offering	21,737,625	—
Proceeds from issuance of notes payable - related party	250,000	890,000
Principal payments of capital leases	(667,630)	(653,837)
Principal payments of notes payable	(36,955)	(390,000)
Principal payments of notes payable -related party	(250,000)	(33,013)
Net cash provided by financing activities	24,199,434	6,783,036
Net increase (decrease) in cash	5,285,888	(534,952)
Cash, beginning of the period	2,017,823	1,211,423
Cash, end of the period	$7,303,711	$676,471
Supplemental disclosures of cash flow information:
Interest paid	$818,378	$775,666
Income taxes paid	$1,250	$6,447
Supplemental schedule of non-cash investing and financing activities:
Conversion of preferred stock to common stock	$10,478	$1,480,000
Issuance of preferred stock as debt discount	$—	$100,000
Conversion of note payable to preferred stock	$—	$400,000
Assets acquired through capital leases	$—	$807,272
Initial public offering and follow-on offering costs incurred but unpaid	$41,175	$531,280
Property and equipment included in accounts payable	$240,183	$70,784
Cashless exercise of warrants	$173,657	$—
Change in derivative liability from exercised and issued warrants	$24,400,224	$—

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

Notes to Condensed Financial Statements (Unaudited)

NOTE 1 DESCRIPTION OF BUSINESS

Great Basin Scientific, Inc. (the “Company”) (d.b.a., Great Basin Corporation) is a Delaware corporation headquartered in Salt Lake City, Utah. The Company was originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003. The Company changed its name to Great Basin Scientific, Inc. on April 19, 2006. On August 12, 2008, the Company took steps to change its corporate domicile from Nevada to Delaware by forming Great Basin Scientific, Inc., a Delaware corporation, and on August 29, 2008, Great Basin Scientific, Inc., a Nevada corporation, was merged with and into Great Basin Scientific, Inc., a Delaware corporation, wherein the Delaware corporation was the sole surviving entity.

The Company is a molecular diagnostic testing company focused on improving patient care through the development and commercialization of its patented, molecular diagnostic platform designed to test for infectious disease, especially hospital-acquired infections. The Company’s focus is mainly on small to medium sized hospital laboratories, those under 400 beds, that are shifting from traditional testing methods to molecular methods of diagnosis. The Company’s platform includes an analyzer, which is provided for customers’ use without charge in the United States, and a diagnostic test cartridge, which is sold to customers. This platform combines both affordability and ease-of-use when compared to other commercially available molecular testing methods, which allows small to medium sized hospitals that traditionally could not afford more expensive molecular diagnostic systems to modernize their laboratory testing and provide better patient care. The Company currently has two commercially available tests, a diagnostic test for clostridium difficile, or C. diff, which received clearance from the Food and Drug Administration, or FDA, in April of 2012 and a Group B Strep assay for which the Company received FDA clearance in April 2015 and launched commercially in June 2015. The Company also filed two 510(K) applications to the FDA in the third quarter of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. Additionally, the Company has six other assays in various stages of development: (i) a pre-surgical nasal screen for Staphylococcus aureus, or SA, (ii) a food borne pathogen panel, (iii) a panel for candida blood infections, (iv) a test for pertussis, (v) a test for CT/NG and (vi) as test for HSV 1&2.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed unaudited financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Company as of September 30, 2015 and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The accompanying condensed financial statements and notes are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements for the year ended December 31, 2014 and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2015 and its results of operations and cash flows for the three and nine months ended September 30, 2015 and 2014. The results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Net Income (Loss) per Common Share

Basic net income (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of common shares outstanding for the period (the denominator).

Diluted net income (loss) per share is computed by dividing net income by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include convertible preferred stock, stock options and warrants. The number of potential common shares outstanding is computed using the treasury stock method. As the Company has incurred losses for the three months ended September 30, 2014 and for the nine months ended September 30, 2015 and 2014, the potentially dilutive shares are anti-dilutive and are thus not added into the diluted net income (loss) per share calculations. The Company had net income for the three months ended September 30, 2015 and therefore potentially dilutive shares must be added into the diluted net income (loss) per share calculations.

The components of basic and diluted net income (loss) per share for the three months ended September 30, 2015 are as follows:

Three Months
Ended
September 30, 2015
Basic:
Numerator:
Net income	$13,056,359
Denominator:
Weighted average common shares	37,542,838

Net income per common share - basic	$0.35

Diluted:
Numerator:
Net income	$13,056,359
Deduct fair value adjustment gain	(1,186,850)
Adjusted net income	$11,869,509

Denominator:
Weighted average common shares	37,542,838
Series E convertible preferred stock	7,417,940
Unit purchase option	174,948
Employee stock options	166
Denominator for diluted calculation	45,135,892

Net income per common share - diluted	$0.26

Reverse Stock Split

On September 5, 2014, the Company effected a reverse stock split of the Company’s common stock whereby each two hundred shares of common stock was replaced with one share of common stock (with no fractional shares issued).  The par value and authorized shares of the common stock were not adjusted as a result of the reverse stock split.  All common shares, options, warrants and per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the reverse stock split.

Derivative Instruments

The Company accounts for derivative instruments under the provisions of ASC 815 Derivatives and Hedging. ASC 815 requires the Company to record derivative instruments at their fair value. Changes in the fair value of derivatives are recognized in earnings. As a result of certain terms, conditions and features included in certain common stock purchase warrants granted by the Company, those warrants are required to be accounted for as derivatives at estimated fair value, with changes in fair value recognized in earnings.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In April 2015, the FASB deferred the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently in the process of determining the impact of a doption of the provisions of ASU 2014-09 on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15 Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern. The update is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The impact on the Company’s financial statements of adopting ASU 2014-15 is currently being assessed by management.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-03 Interest – Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost. This standard provides guidance on the balance sheet presentation for debt issuance costs and debt discounts and debt premiums. To simplify the presentation of debt issuance costs, this standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This ASU is effective for fiscal years beginning after December 15, 2015. The Company is evaluating the new guidance and plans to provide additional information about its expected impact at a future date.

NOTE 3 GOING CONCERN

The Company’s condensed unaudited financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. Although the Company has positive working capital of $4.2 million and a cash balance of $7.3 million as of September 30, 2015, the Company has incurred substantial losses from operations and negative operating cash flows which raise substantial doubt about the Company’s ability to continue as a going concern.  The Company sustained a net loss for the nine months ended September 30, 2015 of $39.0 million and a net loss for the year ended December 31, 2014 of $21.7 million, and has an accumulated deficit of $103.0 million as of September 30, 2015. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company intends to continue to develop its products and expand its customer base, but does not have sufficient realized revenues or operating cash flows in order to finance these activities internally.  As a result, the Company has obtained and intends to continue to obtain financing in order to fund its working capital and development needs. In March 2015 the Company obtained financing by completing a follow-on offering for net proceeds of $21.7 million.

The Company has been able to meet its short-term needs through private placements of convertible preferred securities, an initial public offering (“IPO”), a follow-on offering and the sale and leaseback of analyzers used to report test results. The Company will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. The Company can provide no assurance that it will be able to obtain sufficient additional financing that it needs to alleviate doubt about its ability to continue as a going concern. If the Company is able to obtain sufficient additional financing proceeds, the Company cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain additional financings, the impact on the Company’s operations will be material and adverse.

NOTE 4 LEASE COMMITMENTS

On August 25, 2015, the Company entered into a new office lease to lease approximately 13,399 square feet of office space located at 420 E. South Temple, Suite 520, Salt Lake City, UT 84111 for use as the Company’s new executive offices and labs. The lease commences twenty-one days after the date upon which the Company’s work in the premises has been substantially completed (the “Commencement Date”).  As of September 30, 2015, the Commencement Date has not occurred. The lease terminates sixty-five months after the Commencement Date.  Base rent payments due under the lease are expected to be approximately $1,231,526 in the aggregate over the term of the lease.  The Company is also responsible for certain other costs under the lease, such as certain operating expenses, taxes, assessments, insurance, and utilities.

The Company also entered into a first amendment to the lease on August 26, 2015, pursuant to which the Company agreed to expand the premises under the lease by an additional 6,088 square feet on a month-to-month basis for an additional $8,437 per month.

The Company still leases approximately 33,000 square feet of office and manufacturing space at 2441 South 3850 West, Salt Lake City, UT 84120, which lease was extended previously to April 30, 2016 and will continue to use the facility for manufacturing space.

NOTE 5 NOTES PAYABLE

The Company purchased certain machinery and equipment under two note payable agreements which consist of the following as of September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
Note payable, 15.2% interest, monthly payments of $1,328, due February 6, 2016, secured by equipment.	$6,395	$16,938
Note payable, 10.0% interest, monthly payments of $3,161, due January 1, 2016, secured by equipment.	12,337	38,749
Total notes payable	18,732	55,687
Less: current portion of notes payable	(18,732)	(49,994)
Long term portion of notes payable	$-	$5,693

NOTE 6 NOTES PAYABLE – RELATED PARTY

In July 2014, the Company entered into a note agreement for $500,000 with Spring Forth Investments, LLC a company owned by Mr. David Spafford, a director. The original maturity date for the note was July 18, 2015, which was extended by the Company to July 18, 2016 by giving notice and paying an extension fee of $10,000. The note pays interest at an annual rate of 20% and is paid monthly. The Company prepaid the last three months of interest for a total of $25,000 at the time of issuance of the note.  As additional consideration for the note, the Company issued 4,000,000 Series D preferred stock units (which were separable into 4,000,000 shares of Series D preferred stock, 20,000 Class A warrants to purchase a share of common stock at $4.92 and 20,000 Class B warrants to purchase a share of common stock at $0.20) at a value of $100,000 or $0.025 per unit. On the date of the IPO, the 4,000,000 shares of Series D Preferred Stock converted into 20,000 shares of Common Stock at a conversion ratio of 200 to 1. The Series D preferred stock units were accounted as a debt discount to be amortized over the life of the note.  As of September 30, 2015 there was no unamortized debt discount.

In February 2015, the Company entered into another loan agreement for $250,000 with Spring Forth Investments, LLC. The loan had an interest rate of twelve percent (12%) per year and matured the earlier of (i) 90 days from the date of the loan agreement, or (ii) five days after the closing of a registered public offering of securities of the Company. In April 2015, the Company paid off the note along with the accrued interest in the amount of $4,192 and a termination fee of $12,500.

NOTE 7 PREFERRED STOCK

In February 2015 the Company initiated a Units Offering (the “February 2015 Units Offering”) whereby the Company sold 2,724,000 units at a price of $8.80 per unit for net proceeds of $21.7 million after deducting underwriting commissions and offering costs.  Each unit consisted of one share of our Series E Convertible Preferred Stock and eight Series C Warrants (the “Units”).

The original terms of the Units provided that shares of Series E Convertible Preferred Stock and the Series C Warrants would automatically separate on August 25, 2015. However, the shares of Series E Convertible Preferred Stock and the Series C Warrants would separate prior to August 25, 2015 if at any time after 30 days from February 25, 2015 the closing price of our common stock was greater than $4.00 per share for 20 consecutive trading days (the “Separation Trigger Date”). The Company refers to this separation herein as Early Separation. In the event of Early Separation, the shares of Series E Convertible Preferred Stock and the Series C Warrants would separate 15 days after the Separation Trigger Date. In June 2015, the above terms of the Series E Convertible Preferred Stock and Series C Warrants were each modified to allow for an optional early separation and conversion upon the cash exercise of all eight of the Series C Warrants within the Unit.

In June 2015, 48,000 of the Units were separated early pursuant to the exercise of 384,000 Series C Warrants for cash in the amount of $979,200 or $2.55 per share.  On August 25, 2015 the remaining 2,676,000 Units separated into 2,676,000 shares of Series E Convertible Preferred Stock and 21,408,000 Series C Warrants.

As of September 30, 2015, 2,619,614 shares of Series E Convertible Preferred Stock were converted into 10,478,456 shares of common stock at a conversion ratio of 1 to 4 and 104,386 shares of Series E Convertible Preferred Stock remain outstanding.

Each share of Series E Convertible Preferred Stock is convertible at the option of the holder into four shares of common stock. The Series E Convertible Preferred Stock has no voting rights, except that the holders of shares of at least a majority of the Series E Convertible Preferred Stock will be able to effect or validate any amendment, alteration or repeal of any of the provisions of the Certificate of Designation that materially and adversely affects the powers, preferences or special rights of the Series E Convertible Preferred Stock, whether by merger or consolidation or otherwise; provided, however, that in the event of an amendment to terms of the Series E Convertible Preferred Stock, including by merger or consolidation, so long as the Series E Convertible Preferred Stock remains outstanding with the terms thereof materially unchanged, or the Series E Convertible Preferred Stock is converted into, preference securities of the surviving entity, or its ultimate parent, with such powers, preferences or special rights, taken as a whole, not materially less favorable to the holders of the Series E Convertible Preferred Stock than the powers, preferences or special rights of the Series E Convertible Preferred Stock, taken as a whole, the occurrence of such event will not be deemed to materially and adversely affect such powers, preferences or special rights of the Series E Convertible Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of such events. An amendment to the terms of the Series E Convertible Preferred Stock only requires the vote of the holders of Series E Convertible Preferred Stock.

With respect to payment of dividends and distribution of assets upon liquidation or dissolution or winding up of the Company, the Series E Preferred Stock shall rank equal to the common stock of the Company. No sinking fund has been established for the retirement or redemption of the Convertible Preferred Stock. As such, the Series E Convertible Preferred Stock is not subject to any restriction on the repurchase or redemption of shares by the Company due to an arrearage in the payment of dividends or sinking fund installments.

The Series E Convertible Preferred Stock also has no liquidation rights or preemption rights, and there are no special classifications of our Board of Directors related to the Series E Convertible Preferred Stock.

NOTE 8 COMMON STOCK

In May 2015 the Company’s stockholders approved an increase in the number of shares of authorized common stock from 50,000,000 shares to 200,000,000 shares at a par value of $0.001 per share, which increase was effected on June 2, 2015.  As of September 30, 2015, there were 190,679,941 shares of common stock issued and outstanding.

During the nine months ended September 30, 2015, the Company issued 1,074,082 shares of common stock pursuant to the cash exercise of 1,074,082 Series A Warrants at an exercise price of $2.20 per share for total net proceeds of $2,182,020.  In conjunction with the exercise of the Series A Warrants, 1,074,082 Series B Warrants to purchase shares of common stock were also issued.

During the nine months ended September 30, 2015, the Company issued 384,000 shares of common stock pursuant to the cash exercise of 384,000 Series C Warrants at an exercise price of $2.55 for total net proceeds of $979,200.

During the nine months ended September 30, 2015, the Company issued 10,286,456 shares of common stock pursuant to the conversion of 2,571,614 Series E Convertible preferred stock at a conversion ratio of 1 to 4 (see NOTE 7 PREFERRED STOCK).

During the nine months ended September 30, 2015, the Company issued 553,148 shares of common stock pursuant to the cashless exercise of 508,641 Class A Warrants with an exercise price of $2.20 and 334,889 Class B Warrants with an exercise price of $0.20.

During the nine months ended September 30, 2015, the Company issued 173,103,797 shares of common stock pursuant to the cashless exercise of 8,595,444 Class C Warrants.

NOTE 9 WARRANTS

As of September 30, 2015, the Company had 17,441,966 warrants outstanding to purchase shares of common stock.

The following table outlines the warrants outstanding and exercisable as of September 30, 2015:

	Exercise
Warrants	Price	Outstanding	Exercisable	Expiration
Class A	$2.20	1,532,598	1,532,598	April 2021 - July 2021
Class B	$0.20	1,310,956	1,310,956	April 2012 - July 2021
Series A	$2.20	248,418	248,418	October 2015
Series B	$8.75	1,074,082	1,074,082	March 2021 - July 2021
Series C	$2.55	12,812,556	12,812,556	February 2020
Common	$2.00 - $32.00	463,356	463,356	April 2016 - July 2021
Total Warrants		17,441,966	17,441,966

Class A Warrants

During the nine months ended September 30, 2015, 508,641 Class A Warrants were exercised pursuant to the cashless exercise provision of the warrant resulting in the issuance of 236,124 shares of common stock.

Class B Warrants

During the nine months ended September 30, 2015, 334,889 Class B Warrants were exercised pursuant to the cashless exercise provision of the warrant resulting in the issuance of 317,024 shares of common stock.

Series A Warrants

During the nine months ended September 30, 2015, 1,074,082 Series A Warrants were exercised for cash at an exercise price of $2.20 per share for total net proceeds of $2,182,020, resulting in the issuance of 1,074,082 shares of common stock.

Series B Warrants

During the nine months ended September 30, 2015, the Company issued 1,074,082 Series B Warrants pursuant to the exercise of 1,074,082 Series A Warrants. The Series B Warrants have an exercise price of $8.75 and expire six years from the date of issue.

The Company sold Units in connection with the Company’s IPO in October 2014, with one Unit consisting of one share of common stock and one Series A Warrant to purchase: (i) one share of common stock and (ii) one Series B Warrant to purchase one share of common stock.  The Series B Warrants are only issued upon the exercise of the Series A Warrants, are exercisable immediately at an exercise price of 125% of the public offering price or $8.75 and expire 6 years from the date of issue. The exercise price and the number of shares for which each Series B Warrant may be exercised is subject to adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock.  In addition, subject to certain exceptions, the exercise price of the Series B Warrants is subject to reduction if the Company issues shares of common stock (or securities convertible into common stock) in the future at a price below the then current exercise price.

Series C Warrants

In connection with the February 2015 Units Offering, the Company issued Series C Warrants to purchase 21,792,000 shares of common stock as part of the Units sold in the follow-on offering (see NOTE 7 PREFERRED STOCK). The Series C Warrants have an exercise price of $2.55 and will expire on February 25, 2020. The Series C Warrants were not exercisable until they separated from the Units on August 25, 2015 or earlier upon the delivery of the exercise price in cash. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

The Series C Warrants have a cashless exercise provision where in lieu of payment of the exercise price in cash, the holder may receive, at the Company’s discretion, either a cash payment of a predetermined Black Scholes Value of the number of shares the holder elects to exercise, or a number of shares of the Company’s common stock determined according to a cashless exercise formula using the predetermined Black Scholes Value.

In June 2015, 384,000 Series C Warrants were exercised for cash in the amount of $979,200 at an exercise price of $2.55 per share resulting in the issuance of 384,000 shares of common stock.

From August 25, 2015 through September 21, 2015, 8,595,444 Series C Warrants were exercised pursuant to the cashless exercise provision resulting in the issuance of 173,103,797 shares of Common Stock.

On September 21, 2015 the number of authorized and unissued shares of Common Stock was not sufficient to satisfy all cashless exercises we received on that day and although we allocated shares of Common Stock to permit the exercise of some of the Series C Warrants, such shares were insufficient and we had to stop accepting exercises of Series C Warrants resulting in an Authorized Share Failure.  With an Authorized Share Failure, the Series C Warrants are no longer exercisable and the Company has 90 days to obtain additional authorized shares of common stock or we will be required to make cash payments pursuant to the terms of the Series C Warrant.

As of September 30, 2015, 12,812,556 Series C Warrants remain outstanding.  Had the cashless exercise provision been exercised by all holders of our Series C Warrants at September 30, 2015, the Company would have had to either pay $28.5 million in cash or issue 370,521,472 shares of common stock.  The number of shares of common stock that would be required to satisfy the cashless exercise provision increases as the price of the Company’s stock decreases and decreases as the price of the Company’s stock increases.

Common Warrants

In August 2015, the Company granted 25,000 Common Stock warrants to a consultant of the company.  The warrants are fully vested, have an exercise price of $2.56 per share and expire in August 2020.  The Company recorded an expense in the amount of $54,489 on the date of grant which represents the fair value of the warrants.  The Company estimates the fair value of the warrants at grant date using a Black-Scholes valuation model. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including a stock price volatility of 127.37%, the warrant life of 5 years, a risk free rate of 1.53%, the fair value of $2.56 of the equity stock underlying the option and the exercise price of $2.56 per share.

The following table summarizes the common stock warrant activity during the nine months ended September 30, 2015:

			Weighted
			Average
		Weighted	Remainder
	Common	Average	Contractual
	Stock	Exercise	Term in
	Warrants	Price	Years
As of September 30, 2015:
Warrants Outstanding as of January 1, 2015	5,447,940	$4.17	4.9
Granted	22,891,082	$2.84	4.5
Exercised	(10,897,056)	$2.43	—
Expired	—	—	—
Warrants outstanding as of September 30, 2015	17,441,966	$2.81	4.6

Underwriters’ Unit Purchase Option

In connection with the February 2015 Units Offering, the Company issued to the representative of the underwriters’ a Unit Purchase Option (“option”) to purchase a number of our Units equal to an aggregate of 5% of the Units sold or 136,200 Units. The purchase option has an exercise price equal to 125% of the public offering price of the Units or $11.00, and the units may be exercised on a cashless basis and will expire 5 years from the date of issue.  Each Unit consists of one share of Series E Convertible Preferred Stock and eight Series C Warrants. As of September 30, 2015 there were no options exercised.

The option contains a cashless exercise provision as well as Series C Warrants that are accounted for as derivative liabilities. Accordingly, this option was recorded at fair value at inception and at each reporting date.  Since the option is considered part of the offering costs of the February 2015 Units Offering, the fair value at inception is recognized in equity and the change in fair value at each reporting date is recognized in earnings.

Common Warrant Derivative Liability

Our Class A Warrants, Class B Warrants, Series A Warrants, Series B Warrants and certain common warrants, have an exercise price adjustment provision that in the event the Company sells shares of any additional stock, subject to certain exceptions, at a price per share less than the original exercise price of the respective warrant, the exercise price shall be adjusted to a price equal to the price paid per share for such additional stock. Such exercise price adjustment prohibits the Company from being able to conclude that the warrants are indexed to the Company’s own stock. Accordingly, these warrants are accounted for as derivative liabilities and are recorded at fair value at each reporting date with the change in fair value being recorded in earnings for the period. In March 2015, as a result of the February 2015 Unit Offering, the price adjustment provision was triggered for our Class A Warrants, Series A Warrants and certain common warrants. The exercise price was adjusted for these warrants from an original exercise price of $4.92, $7.00, and $5.00 respectively, to a new exercise price of $2.20.  Since no Series B Warrants were outstanding at the time of the February 2015 Unit Offering, the exercise price was not adjusted on these warrants.

Our Series C Warrants contain a cashless exercise provision using a predetermined Black Scholes Value. Such provision, if exercised by the holder, would require the Company to settle these warrants, at its option, either by cash payment or the granting of a variable number of common shares.  This provision results in the potential for the Company to either have to net cash settle the warrant or potentially issue an indeterminate number of common shares which prohibits the Company from being able to conclude that the warrants are indexed to the Company’s own stock. Accordingly, the warrants are accounted for as derivative liabilities and are recorded at fair value at inception and at each reporting date.  Since the derivative liability is required to be measured at fair value, the excess of the fair value over the net proceeds received at the transaction date is recognized as a loss in earnings.

The derivative liability for warrants and the option classified as derivative liabilities was revalued at September 30, 2015 and the change in the fair value of the warrant derivative liability was included as a component of Other income (expense) and the change in the fair value of the option was included in equity. The change in fair value of the warrant and option derivative liability has no effect on the Company’s cash flows. The Company estimates the fair value of the warrants and option at inception, at date of exercise and at each reporting date using a Black-Scholes option valuation model utilizing the fair value of underlying common stock and has determined the fair value measurement to be a level 3 measurement (see NOTE 11 FAIR VALUE). Black-Scholes has inherent limitations for use in the case of a warrant with a price protection provision, since the model is designed to be used when the inputs to the model are static throughout the life of a security. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including but not limited to stock price volatility, the contractual life of the warrants, the risk free rate and the fair value of the equity stock underlying the warrants and the option.

The following are the assumptions used in the Black-Scholes method for calculating the fair value of the warrants and option that are considered derivative liabilities at September 30, 2015:

Fair Market Value	$0.10 - $7.22
Exercise Price	$0.20 - $11.00
Risk Free Rate	0.02% - 1.56%
Dividend Yield	0.00%
Expected Volatility	135.00% - 203.98%
Contractual Term	0.02 - 5.84 years

The following summarizes the change in the value of the warrant and option liability during the nine months ended September 30, 2015:

Balance at December 31, 2014	$9,998,636
Issuance of warrants and option	22,765,661
Exercise of warrants	(25,466,985)
Change in fair value of warrant and option liability	22,641,625
Balance at September 30, 2015	$29,938,937

NOTE 10 EMPLOYEE STOCK OPTIONS

The Company has three stock based employee compensation plans pursuant to which stock option grants have been made. Under the Great Basin Scientific, Inc. 2014 Omnibus Plan, the 2014 Stock Option Plan and the 2006 Stock Option Plan certain employees and non-employee directors have been granted options to purchase common stock. The Company has 792,534 employee stock options outstanding as of September 30, 2015. All options vest in installments over a three to four year period and expire ten years from the date of grant.

In May 2015 at our annual stockholders meeting, an amendment to the 2014 Omnibus Plan was approved to increase the number of shares of common stock that may be issued under all awards under the plan from 500,000 shares to 2,940,000 shares.  An evergreen provision was also added whereby the amount of shares available for grant under all awards under the plan would adjust automatically on the first day of each fiscal quarter to an amount equal to the greater of (i) fifteen percent (15%) of the number of shares of common stock outstanding on the last day of the immediately preceding fiscal quarter, or (ii) 2,940,000 shares of common stock, provided that this amount shall not exceed 30,000,000 shares of common stock (fifteen percent (15%) of the total amount of 200,000,000 shares of common stock authorized for issuance under our Seventh Amended and Restated Certificate of Incorporation, as amended). As of September 30, 2015, 236,284 employee stock options have been granted pursuant to the 2014 Omnibus Plan. As of September 30, 2015, 2,703,716 shares of common stock remain available for issuance under the 2014 Omnibus Plan.

In August 2015, the Company awarded 117,500 common stock options to certain employees under the 2014 Omnibus Plan with an exercise price of $2.56 that expire in August 2025. The options vest over a period of three to four years.

The Company accounts for employee stock options according to FASB ASC 718 which requires the Company to calculate the fair value of the stock options on the date of grant and amortize over the vesting period of the options. The Company determined the value of the 117,500 options granted in August 2015 to be $268,202. The Company estimates the fair value of the options at grant date using a Black-Scholes option valuation model. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including but not limited to stock price volatility, the expected life of the options, the risk free rate and the fair value of the equity stock underlying the option. The Company has no historical data regarding the expected life of the options and therefore used the simplified method of calculating the expected life.

The following are the assumptions used in the Black-Scholes method for calculating the fair value of the options at grant date:

Fair Market Value	$ 2.56
Exercise Price	$ 2.56
Risk Free Rate	1.71%
Dividend Yield	0.00%
Expected Volatility	127.45% - 127.53%
Expected Term	5.81 - 6.20 years

The following table summarizes the Company’s total option activity for the nine months ended September 30, 2015:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term in
	Options	Price	Years
As of September 30, 2015:
Options outstanding as of January 1, 2015	703,034	$2.98	8.8
Granted	117,500	$2.56	9.9
Exercised	—	—	—
Forfeited	28,000	$5.16	—
Options outstanding as of September 30, 2015	792,534	$2.84	8.3

Outstanding and exercisable stock options as of September 30, 2015 are as follows:

	Options Outstanding			Options Exercisable
	Number of	Remaining		Number of
	Options	Life	Exercise	Options	Exercise
	Outstanding	(Years)	Price	Exercisable	Price
September 30, 2015	792,534	8.3	$2.84	294,003	$3.09

The estimated fair value of the Company’s stock options, less expected forfeitures, is amortized over the options vesting period on the straight-line basis. The Company recognized $66,391 in equity-based compensation expenses during the nine months ended September 30, 2015. There were $445,951 of total unrecognized compensation cost with a remaining vesting period of 2.96 years and $0 in intrinsic value of outstanding and vested stock options as of September 30, 2015.

NOTE 11 FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under FASB ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, with the first two inputs considered observable and the last input considered unobservable, that may be used to measure fair value as follows:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;
•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The Company issued certain common stock warrants and employee stock options that are required to be recorded at fair value measured at the transaction date. In addition certain other warrants and options to purchase common stock qualify as derivative liabilities and are therefore required to be recorded at fair value measured at the transaction date and again at each reporting period end. The fair value of these warrants and options was determined using estimates and assumptions that are not readily available in public markets and the Company has designated this liability as Level 3. The assumptions used for the fair value calculation as well as the changes in the value of the warrant liability are shown in NOTE 9 WARRANTS.

NOTE 12 LEGAL PROCEEDINGS

We are not currently a party to any material pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

NOTE 13 SUBSEQUENT EVENTS

On October 15, 2015, 248,418 outstanding and unexercised Series A Warrants expired according to their terms. Accordingly, any outstanding Series A Warrants may not be exercised and therefore no additional Series B Warrants may be issued.

On November 3, 2015, the Company filed a Definitive Proxy Statement on Schedule 14A announcing a special meeting of stockholders, at which meeting the stockholders will vote to, among other items, (i) approve an amendment to the Company’s Seventh Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to effect a reverse stock split of our issued and outstanding shares of Common Stock at a ratio and effective upon a date to be determined by the Company’s board of directors and effect a corresponding change in the par value of shares of our Common Stock from $0.001 to $0.0001; and (ii) approve an amendment to the Certificate of Incorporation, to increase the number of authorized shares of the Company’s Common Stock from 200,000,000 shares, par value $0.001, to 950,000,000, par value $0.001.

On November 3, 2015, the Company filed a registration statement on Form S-1 to register the issuance of certain equity securities of the Company in a potential public offering. The size, pricing and other terms of the potential offering have not been determined and there can be no guarantee that the offering will be conducted on the terms described in the registration statement or that the Company will be able to complete the offering. The registration statement has not yet become effective and no securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding our results of operations and our financial condition. Our condensed financial statements and the accompanying notes included elsewhere in this Quarterly Report on Form 10-Q contains additional information that should be referred to when reviewing this material. Certain statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties, which could cause actual results to differ from those expressed in this report.

Forward-Looking Statements

The statements contained in this quarterly report on Form 10-Q that are not historical facts represent management’s beliefs and assumptions based on currently available information and constitute “forward-looking statements” that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Risk Factors,” and “Management Discussion and Analysis of Financial Condition and Result of Operations” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” in our annual report on Form 10-K, regarding, among other things:

•	our expectation that for the foreseeable future, substantially all of our revenue will be derived from sales of our C. diff and Group B Strep diagnostic tests;
•	our ability to expand our sales and marketing capabilities to increase demand for C. diff, Group B Strep and any other diagnostic tests we may develop and gain approval for;
•	our ability to develop additional revenue opportunities, including new diagnostic tests;
•	the timing of regulatory submissions;
•	our ability to maintain regulatory approval of our current diagnostic test and to obtain and maintain regulatory approval for any other diagnostic test we may develop;
•	approvals for clinical trials may be delayed or withheld by regulatory agencies;
•	pre-clinical and clinical studies may not be successful or confirm earlier results or may not meet expectations, regulatory requirements or performance thresholds for commercial success;
•	risks relating to the timing and costs of clinical trials and other expenses;
•	management and employee operations and execution risks;
•	loss of key personnel;
•	competition in the markets we serve;
•	our ability to manufacture our C. diff, Group B Strep and other diagnostic tests at sufficient volumes to meet customer needs;
•	our ability to reduce the cost to manufacture our C. diff, Group B Strep and other diagnostic tests;
•	risks related to market acceptance of diagnostic tests;
•	intellectual property risks;
•	assumptions regarding the size of the available market, benefits of our diagnostic tests, product pricing and timing of product launches;
•	our ability to fund our working capital requirements;
•	risks associated with the uncertainty of future financial results;

•	risks associated with raising additional capital when needed and at reasonable terms; and
•	risks associated with our reliance on third party suppliers and other organizations that provide goods and services to us.

These risks are not exhaustive. Other sections of this Form 10-Q may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 10-Q or to conform these statements to actual results or to changes in our expectations.

You should read this Form 10-Q and the documents that we reference and have filed as exhibits with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview of Our Business

We are a molecular diagnostic testing company. We are focused on improving patient care through the development and commercialization of our patented, low-cost, molecular diagnostic platform for testing for infectious disease, especially hospital-acquired infections. We believe our platform has the ability to transform molecular testing for infectious diseases at small to medium sized hospitals by providing an affordable solution that meets the rapidly evolving needs of patients and providers.

We believe there is a fast-growing market for molecular diagnostic systems being purchased by hospital microbiology labs to replace culture and other legacy testing formats. We believe our platform is well positioned to meet this need. Our platform provides results in 45 to 115 minutes depending on the test. Molecular testing generally reduces test time from days to hours, and provides more accurate results, leading to shortened hospital stays and improved patient outcomes, all of which leads to reduced cost for hospitals that implement molecular testing in their labs.

Our platform is an automated molecular diagnostic system, consisting of an analyzer and associated assay cartridge. Our platform utilizes a sample-to-result format, which means that once a patient specimen is received, it undergoes limited processing before it is placed in the analyzer where the assay is run without further technician intervention. This reduces assay complexity and eliminates the need for highly trained and expensive molecular technicians to run the tests. Our platform is designed to enable simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample, which will allow small to medium sized community hospitals that traditionally could not afford more expensive or complex molecular diagnostic testing platforms to modernize their laboratory testing and provide better patient care at an affordable cost.

In November 2012, we launched our first FDA-cleared test for C. diff, a bacteria that causes life-threatening gastro-intestinal distress in hospital patients. We currently sell our diagnostic test cartridge in the United States through a direct sales force and we use distributors in the European Union and New Zealand. As of September 30, 2015, we had 164 customers worldwide (143 in the United States and 21 in the rest of the world), who use an aggregate of 336 analyzers. Our easy to use platform allows small to medium sized hospitals that we believe could not previously afford more expensive or complex molecular diagnostic systems to modernize their laboratory testing and provide better patient care at an affordable cost.

In addition to our C. diff assay, we have developed a Group B Strep assay for which we received FDA clearance in April 2015 and  launched commercially in June 2015. We also filed two 510(k) applications in the second half of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. Additionally, we have six other assays in product development: (i) a pre-surgical nasal screen for Staphylococcus aureus, or SA, (ii) a food borne pathogen panel, (iii) a panel for candida blood infections, (iv) a test for pertussis, (v) a test for CT/NG and (vi) a test for HSV 1&2.

Since inception, we have incurred net losses from operations each year and we expect to continue to incur losses for the foreseeable future. Our losses attributable to operations for the fiscal year ending December 31, 2014 and the nine months ended September 30, 2015 were approximately $21.7 million and $39.0 million, respectively. As of September 30, 2015, we had an accumulated deficit of $103.0 million.

Our Strategy

Our goal is to become the leading provider of sample-to-result, multiplex and low-plex molecular diagnostic testing in infectious disease by leveraging the strengths of our affordable diagnostic testing platform. We intend to expand the use of our platform by targeting small to medium sized hospitals in the United States with fewer than 400 beds. We believe that our low-cost platform will be attractive to these hospitals in particular, which may not otherwise have sufficient resources to justify the purchase of a molecular diagnostic sample-to-result solution. To achieve this objective, we intend to do the following:

•

Leverage our Low-Cost Platform to Quickly Penetrate the Small and Medium Sized Hospital Market.    We provide our customers with our analyzer at no cost and sell them the disposable, single-use diagnostic cartridges. This allows us to avoid the long sales cycle inherent in selling capital equipment and expand into hospitals that previously could not afford to implement a molecular diagnostic platform.

•

Accelerate the Growth of our U.S. Customer Base.    We intend to expand our sales force to target small to medium hospitals in the United States. We anticipate that increasing our number of customers will drive sales of our diagnostic cartridges. We expect these sales will generate the majority of our revenue for the foreseeable future.

•

Expand our Menu of Molecular Diagnostic Assays.    We intend to expand our assay menu to include additional assays for our platform that we believe will satisfy growing medical needs and present attractive commercial opportunities.  For example, in 2014 we completed the clinical trials and filed the 501(k) application for our second test - Group B Strep, and in April 2015 we received FDA clearance for our Group B Strep test. We also filed two 510(k) applications in the second half of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. We also have a pipeline of assays in late stage development, including pre-surgical screening, food-borne pathogens and candida, pertussis, CT/NG and HSV 1&2.

•

Reduce our Cost of Sales through Automation and Volume Purchasing.    We manufacture our proprietary diagnostic cartridges and analyzers at our headquarters in Salt Lake City, Utah. We currently hand-build our diagnostic cartridges and purchase materials at higher per unit cost due to low purchase volumes. We believe that investment in automation of portions of the manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers.

Results of Operations

The following presents an overview of our results of operations for the three and nine months ended September 30, 2015, compared to the three and nine months ended September 30, 2014.

Three months ended September 30, 2015 compared to the three months ended September 30, 2014

Revenue

Revenue increased by $136,544, or 33.4% to $545,934 for the three months ended September 30, 2015 as compared to $409,390 for the three months ended September 30, 2014.  This increase was attributable to the number of customers in the U.S. increasing to 143 for the three months ended September 30, 2015 from 80 for the three months ended September 30, 2014.

Cost of Sales

Cost of sales increased $160,393, or 17.0%, in the three months ended September 30, 2015 to $1,102,727 as compared to $942,334 for the three months ended September 30, 2014. The increase is due mainly to a $51,555 increase in costs associated with manufacturing additional C. diff assays to meet the increased demand for our product, $70,687 in depreciation on additional analyzers needed to support the increase in customers and a $14,454 increase in royalties. The negative gross margin decreased from 130.2% in the three months ended September 30, 2014 to 102.0% in the three months ended September 30, 2015 primarily due to the decrease in the cost of our C. diff assays due to increased production that allowed for economies of scale and the allocation of fixed costs over a greater number of units as well as increased utilization of capacity in our analyzer manufacturing.

Research and Development

Research and development expenses increased by $1,453,439, or 102.0%, for the three months ended September 30, 2015 to $2,878,316 as compared to $1,424,877 for the three months ended September 30, 2014.  This increase is the result of an expansion of our R&D efforts, including the clinical and regulatory costs associated with the Group B Strep, Staph ID/R and Shiga toxin producing E. coli tests and assays as well as development of our new tests. The increase was made up of an increase of $306,845 in salaries and wages, an increase of $548,856 in research and development materials and the usage of finished cartridges for testing, an increase of $463,646 in clinical trials, and a $134,092 net increase in all other research and development expenses.

Selling and Marketing

Selling and marketing expenses increased $1,001,641 or 208.9%, for the three months ended September 30, 2015 to $1,481,410 as compared to $479,499 for the three months ended September 30, 2014. The increase was due to an increase of $694,405 in salaries and wages primarily due to increased sales staff and sales commissions, an increase of $101,731 in travel costs, an increase of $110,053 in marketing expenses and a $95,452 increase in all other selling and marketing expenses.

General and Administrative

General and administrative expenses increased $1,197,971, or 200.4%, for the three months ended September 30, 2015 to $1,795,766 as compared to $597,795 for the three months ended September 30, 2014.  This increase is the result of increased business activities due to being a public company and increased activities to support our accelerated R&D and Sales efforts after our follow-on offering. The increase was primarily due to a $727,788 increase in salaries and wages and board of director fees, a $226,927 increase in legal, accounting and other professional fees, a $95,135 increase in insurance premiums related to additional insurance necessary for a public company, a $68,818 increase in property and use taxes, and a $79,303 net increase in all other general and administrative expenses.

Interest Income

Interest income increased $4,127 for the three months ended September 30, 2015 to $4,746 as compared to $619 for the three months ended September 30, 2014.   The increase is due to increase in cash on hand and our cash management policies.

Interest Expense

Interest expense decreased $61,230, or 19.5% for the three months ended September 30, 2015 to $253,220 as compared to $314,450 for the three months ended September 30, 2014. The decrease is due to the lower outstanding debt balances during 2015 as compared to 2014.

Change in Fair Value of Derivative Liability

The change in fair value of derivative liability resulted in non-cash other income in the amount of $20,016,848 for the three months ended September 30, 2015 as compared to a non-cash other expense in the amount of $13,900,400 for the three months ended September 30, 2014.  The non-cash other income for the three months ended September 30, 2015 is the result of the decrease in the fair value of our various warrants subject to fair value measurement as a result of the decrease in the value of our common stock during the period. The non-cash other expense for the three months ended September 30, 2014 was the result of the increase in the fair value of our Class A and Class B common warrants as a result of the increase in the value of our common stock during the period as we approached our IPO date.  The warrants had a nominal value at issuance in the previous reporting period.

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

Revenue

Revenue increased by $369,199, or 31.8% to $1,530,170 for the nine months ended September 30, 2015 as compared to $1,160,971 for the nine months ended September 30, 2014.  This increase was attributable to the number of customers in the U.S. increasing to 143 for the nine months ended September 30, 2015 from 80 for the nine months ended September 30, 2014.

Cost of Sales

Cost of sales increased $608,115, or 22.0%, in the nine months ended September 30, 2015 to $3,369,268 as compared to $2,761,153 for the nine months ended September 30, 2014. The increase is due mainly to a $361,233 increase in costs associated with manufacturing additional C. diff assays to meet the increased demand for our product, an increase of $189,338 in depreciation on additional analyzers needed to support the increase in customers and a $57,544 increase in royalties. The negative gross margin decreased from 137.8% in the nine months ended September 30, 2014 to 120.2% in the nine months ended September 30, 2015 primarily due to the decrease in the cost of our C. diff assays due to increased production that allowed for economies of scale and the allocation of fixed costs over a greater number of units as well as increased utilization of capacity in our analyzer manufacturing.

Research and Development

Research and development expenses increased by $3,019,021, or 92.5%, for the nine months ended September 30, 2015 to $6,284,170 as compared to $3,265,149 for the nine months ended September 30, 2014.  This increase is the result of an expansion of our R&D efforts, including the clinical and regulatory costs associated with the Group B Strep, Staph ID/R and Shiga toxin producing E. coli tests and assays as well as development of our new tests. The increase was made up of an increase of $907,817 in salaries and wages, an increase of $1,167,864 in research and development materials and the usage of finished cartridges for testing, an increase of $577,789 in clinical trials and a $365,551 net increase in all other research and development expenses.

Selling and Marketing

Selling and marketing expenses increased $1,560,175, or 94.7%, for the nine months ended September 30, 2015 to $3,206,957 as compared to $1,646,782 for the nine months ended September 30, 2014. The increase was due to an increase of $1,185,346 in salaries and wages primarily due to increased sales staff and sales commissions, an increase of $179,164 in travel costs and an increase of $158,037 in marketing expenses and an a $37,628 net increase in all other selling and marketing expenses.

General and Administrative

General and administrative expenses increased $2,128,893, or 106.2%, for the nine months ended September 30, 2015 to $4,132,973 as compared to $2,004,080 for the nine months ended September 30, 2014.  This increase is the result of increased business activities due to being a public company and the increased activities to support our accelerated R&D and Sales efforts after our follow-on offering. The increase was primarily due to a $1,165,525 increase in salaries and wages and board of director fees, a $396,314 increase in legal, accounting and other professional fees, a $308,169 increase in insurance premiums related to additional insurance necessary for a public company, a $191,190 increase in property and use taxes, and a $67,695 net increase in all other general and administrative expenses.

(Gain) loss on Sale of Assets

There was no gain or loss on the sale of assets for the nine months ended September 30, 2015 as we did not have any sales of assets. The gain on sale of assets for the nine months ended September 30, 2014 was $8,166 due to the sale of some equipment we no longer needed.

Interest Income

Interest income increased $16,021 for the nine months ended September 30, 2015 to $18,078 as compared to $2,057 for the nine months ended September 30, 2014.   The increase is due to increase in cash on hand and our cash management policies.

Interest Expense

Interest expense increased by $49,352, or 6.0%, for the nine months ended September 30, 2015 to $868,587 as compared to $819,235 for the nine months ended September 30, 2014.  This increase is due to the addition of our second analyzer sale-leaseback agreement in April 2014 with the associated increase in interest incurred on these capital lease payments and interest on our related party note payable partially offset by lower outstanding debt balances on other outstanding debt.

Change in Fair Value of Derivative Liability

The change in fair value of derivative liability resulted in a net non-cash other expense in the amount of $22,641,625 for the nine months ended September 30, 2015 as compared to a net non-cash expense in the amount of $13,900,000 for the nine months ended September 30, 2014.  The non-cash other expense for the nine months ended September 30, 2015 is the result of a $55,599,889 charge we were required to record for the derivative liability on the issuance date of our Series C warrants offered as part of the follow-on offering partially offset by an other income amount of $32,958,264 due to the decrease in the fair value of our various warrants subject to fair value measurement as a result of the decrease in the value of our common stock during the period.  The non-cash other expense for the nine months ended September 30, 2014 was the result of the increase in the fair value of our Class A and Class B common warrants as a result of the increase in the value of our common stock during the period as we approached our IPO date.  The warrants had a nominal value at issuance in the previous reporting period.

Liquidity and Capital Resources

We have funded our operations to date primarily with net proceeds from our IPO, our follow-on public offering, cash exercises of warrants, sales of our preferred stock, convertible notes, and revenues from operations. As of December 31, 2014 and September 30, 2015, we had approximately $2.0 million and $7.3 million, respectively, in cash.  The cash on hand will be used to finance the continued growth in product sales, to invest in further product development and to otherwise satisfy obligations as they mature.

In March 2015, the Company completed a follow-on public offering, whereby the Company sold 2,724,000 units at a price of $8.80 per unit for net proceeds of $21.7 million after deducting underwriting commissions and offering costs.  Each unit consists of one share of our Series E Convertible Preferred Stock (convertible into four shares of common stock) and eight Series C Warrants.  In June 2015, 384,000 Series C Warrants were exercised for cash in the amount of $979,200 or $2.55 per share in connection with the early separation of 48,000 units.

During the nine months ended September 30, 2015, 1,074,082 Series A Warrants were exercised for cash at an exercise price of $2.20 per share for total net proceeds in the amount of $2,182,020.

Summary Statement of Cash Flows for the Nine months ended September 30, 2015 and 2014

The following table summarizes our cash flows for the periods indicated:

	September 30,
	2015	2014
Cash used in operating activities	$(14,847,494)	$(8,151,208)
Cash provided by (used in) investing activities	(4,066,052)	833,220
Cash provided by financing activities	24,199,434	6,783,036
Net increase (decrease) in cash	$5,285,888	$(534,952)

Cash Flows from Operating Activities

Cash used in operating activities for the nine months ended September 30, 2015 was $14,847,494. The net loss of $38,956,582 was offset by other non-cash items of $22,641,625 for the increase in fair value of derivative liability, $1,130,826 for the increase in depreciation and amortization and $179,213 net increase in all other non-cash items. The change in operating assets and liabilities further offset the net loss by another $157,424 due to a $552,275 increase in accrued liabilities due mainly to payroll and a $457,250 increase in accounts payable related to the growth in our operations and the timing of payments, partially offset by an increase of $576,872 in inventory, a $197,270 increase in prepaid and other assets and a $77,959 increase in accounts receivable.

Cash used in operating activities for the nine months ended September 30, 2014 was $8,151,208. The net loss of $23,230,902 was offset by the non-cash items of $13,900,400 for the increase in fair value of derivative liability, a $855,484 increase for depreciation and amortization, a $242,696 increase in employee stock compensation and a $57,817 net increase in all other non-cash items. The change in operating assets and liabilities further offset the net loss by another $23,297 due to a $360,882 increase in accounts payable related to the growth in our operations and the timing of payments and a $42,598 increase in accrued liabilities, which were offset by a $269,459 increase in prepaid and other assets and a $110,724 increase in accounts receivable and inventory.

Cash Flows from Investing Activities

Cash used in investing activities was $4,066,052 for the nine months ended September 30, 2015 and was related to the acquisition of capital equipment in the amount of $842,225 and the costs associated with the construction of analyzers and other equipment in the amount of $3,223,827.

Cash provided by investing activities was $833,220 for the nine months ended September 30, 2014 and was related to the proceeds from the sale leaseback of our analyzers in the amount of $1,500,000 and the proceeds from the sale of assets of $35,000 offset by the cost of the construction of analyzers and equipment of $479,196 and capital expenditures totaling $222,584.

Cash Flows from Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2015 of $24,199,434 was from the net proceeds in the amount of $21,737,625 from the sale of units in our follow-on offering, proceeds of $250,000 from related party notes payable and $3,166,394 in proceeds from the exercise of warrants partially offset by $954,585 in payments made on capital leases, notes payable and related party notes payable.

Cash provided by financing activities for the nine months ended September 30, 2014 of $6,783,036 was from the proceeds of $6,569,886 from the issuance of preferred stock and $1,290,000 from related party notes and convertible notes payable partially offset by $1,076,850 in payments made on capital leases, notes payable and related party notes payable.

Satisfaction of our cash obligations for the next 12 months and our ability to continue as a going concern

Our condensed unaudited financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. Although we have positive working capital of $4.2 million and a cash balance of $7.3 million as of September 30, 2015, we have incurred substantial losses from operations and negative operating cash flows which raise substantial doubt about our ability to continue as a going concern.  We sustained a net loss for the nine months ended September 30, 2015 of $39.0 million and a net loss for the year ended December 31, 2014 of $21.7 million, and have an accumulated deficit of $103.0 million as of September 30, 2015. During the nine months ended September 30, 2015, cash used for operations was $14.8 million. Whether and when we can attain profitability and positive cash flows from operations is uncertain.

We intend to continue to develop our products and expand our customer base, but we do not have sufficient realized revenues or operating cash flows in order to finance these activities internally.  As a result, we have obtained and intend to continue to obtain financing in order to fund our working capital and development needs. In March 2015 we obtained financing by completing a follow-on offering for net proceeds of $21.7 million.

We have been able to meet our short-term needs through private placements of convertible preferred securities, an initial public offering (“IPO”), a follow-on offering and the sale and leaseback of analyzers used to report test results. We will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. We can provide no assurance that we will be able to obtain sufficient additional financing that we need to alleviate doubt about our ability to continue as a going concern. If we are able to obtain sufficient additional financing proceeds, we cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain additional financings, the impact on our operations will be material and adverse.

Critical Accounting Policies

The preparation of the financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to inventories, receivables, recoverability of long-lived assets and the fair value of our preferred and common stock and related instruments. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our financial statements as they occur. While our significant accounting policies are more fully described in the footnotes to our financial statements included elsewhere in this Form 10-Q, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our financial statements.

As an emerging growth company, we have elected to opt-in to the extended transition period for new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

We derive our revenue from the sale of single use assays sold through our dedicated sales force in the United States, and through a network of distributors in the European Union and New Zealand. Revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of assays occurs at the time of shipment.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generated from the sale of assays to end users in the United States and to a network of distributors outside the United States. These accounts receivable are recorded at the invoiced amount, net of allowances for doubtful amounts. We routinely review outstanding accounts receivable balances for estimated uncollectible accounts and establish or adjust the allowances for doubtful accounts receivable using the specific identification method and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. We do not have customer acceptance provisions, but we provide our customers a limited right of return for defective assays.

Inventories

Inventories are stated at the lower of cost or market with cost determined according to the average cost method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. We review the components of our inventory on a regular basis for excess and obsolete inventory and make appropriate adjustments when necessary. We have made adjustments to, and it is reasonably possible that we may be required to make further adjustments to, the carrying value of inventory in future periods.

Long-Lived Assets

Long-lived tangible assets, including property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We regularly evaluate whether events or circumstances have occurred that indicate possible impairment and rely on a number of factors, including expected future operating results, business plans, economic projections, and anticipated future cash flows. We use an estimate of the future undiscounted net cash flows and comparisons to like-kind assets, as appropriate, of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. Fair value is determined through various valuation techniques, including cost-based, market and income approaches as considered necessary. We amortize intangible assets on a straight-line basis over their estimated useful lives.

Our long-lived assets include our analyzers used by hospitals in the United States to run the assays they buy from us. There are no contractual terms with respect to the usage of our analyzers by our customers. Hospitals are under no contractual commitment to use our analyzers. We maintain ownership of these analyzers and, when requested, we can remove the analyzers from the customer’s site. We do not currently charge for the use of our analyzers and there are no minimum purchase commitments of our assays. As our analyzer is used numerous times over several years, often by many different customers, analyzers are capitalized as property and equipment once they have been placed in service. Once placed in service, analyzers are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on average estimated useful lives. The estimated useful life of our analyzers is determined based on a variety of factors including in reference to associated product life cycles, and average 5 years. As analyzers are integral to the performance of our diagnostic test, depreciation of analyzers is recognized as a cost of sales. For those analyzers that are used in research and development, depreciation is recognized as a research and development cost. Analyzer depreciation expense was $809,959 and $554,311 for the nine months ended September 30, 2015 and 2014, respectively.

Analyzers used outside the United States are sold to the customer and the sale is accounted for as a sale of fixed assets. Since inception, the Company has not focused nor placed significant emphasis on developing international markets for the Company’s product. The Company has never had an international sales force and has never manufactured analyzers specifically for international markets. Over the past two years on occasion, small, international sales opportunities have come along through international distributors. The analyzers that were sold to them were part of the fixed asset pool of analyzers the Company has, and many of these specific analyzers had been previously placed at customer locations within the United States. For the nine months ended September 30, 2015 there were no analyzers sold to international distributors. For the year ended December 31, 2014 these opportunities represented 4% of the total analyzers built during this period. Sale of the fixed asset analyzers in these limited international opportunities have not been based on established product price listings as no such listing exists or has been publicly marketed to customers; instead, the final sales price has been a negotiated amount based on the sale of a functioning fixed asset analyzer, whether or not that analyzer was previously used at another customer site. Similar to other fixed asset sales, there were no stated or implied warranties or other continuing service requirements made with the sale of these assets. For these limited situations, management has elected to sell the fixed asset analyzers as opposed to placing them with international customers (thereby not retaining title over the analyzers) as it would be impractical for us to retain ownership due to, among other reasons, the Company lacking the necessary personnel needed to service international customers, the need to comply with the additional laws and regulations of countries outside the United States to which the Company is not currently subject, and the added costs to recover, reconfigure, ship and redeploy fixed asset analyzers that have been used internationally.

Derivative Instruments

The Company accounts for derivative instruments under the provisions of ASC 815 Derivatives and Hedging. ASC 815 requires the Company to record derivative instruments at their fair value. Changes in the fair value of derivatives are recognized in earnings. As a result of certain terms, conditions and features included in certain common stock purchase warrants granted by the Company, those warrants are required to be accounted for as derivatives at estimated fair value, with changes in fair value recognized in earnings.

Income Taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities resulting from these differences are reflected on our balance sheet for temporary differences in loss and credit carryforwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not of being sustained if the position were to be challenged by a taxing authority. We examined the tax positions taken in tax returns and determined that there are no uncertain tax positions. As a result, we recorded no uncertain tax liabilities in our balance sheet.

Stock Based Compensation

We measure and recognize compensation expense for stock options granted to our employees and directors, based on the estimated fair value of the award on the grant date. Historically, for all periods prior to our IPO, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the Statements of Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants. Since our IPO, our board of directors determines the fair value of each share of underlying common stock based on the closing price of our common stock as reported by the NASDAQ Capital Market on the date of grant.

We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award on a straight-line basis.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. Section 107 of the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Presently, we are an emerging growth company as defined in Section 2(a) of the Securities Act. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation relating to, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We may be able to remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO, (c) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we have elected not to provide the disclosures required by this item.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of September 30, 2015. Based on this evaluation, the CEO and CFO have concluded that, as of September 30, 2015, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are not currently a party to any material pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

ITEM 1A. RISK FACTORS

Risks Relating to Our Financial Position and Need for Additional Capital

We expect that we will need substantial additional funding to expand our commercialization efforts for our C. diff and Group B Strep assay and other new assays.

Molecular diagnostic development, which includes research and development, pre-clinical and human clinical trials, is a time-consuming and expensive process that takes years to complete. We expect that our expenses will increase substantially as we move new assays through human clinical trials, seek regulatory approvals, and pursue development of additional innovations. If we obtain marketing approval for the diagnostic tests that we develop, license, or acquire, we expect to incur significant commercialization expenses related to regulatory compliance requirements, sales and marketing, manufacturing and distribution. Net loss for the nine months ended September 30, 2015 and 2014, and the twelve months ended December 31, 2014 and 2013 was approximately $39.0 million, $23.2 million, $21.7 million and $9.6 million, respectively. As of September 30, 2015 and December 31, 2014, we had an accumulated deficit of $103.0 million and $64.0 million, respectively. As discussed in Note 3 to the audited financial statements, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development and commercialization of our platform and seek regulatory approval for additional assays. Accordingly, our ability to continue as a going concern depends on our ability to obtain additional financing to fund our operations and there can be no assurance that additional financing will be available to us or that such financing, if available, will be available on favorable terms. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We expect that we will need additional funding to manufacturer analyzers to be used by potential customers during the sales evaluation phase.

Our potential customers evaluate the performance of our products through the use of analyzers that we manufacture and provide at no cost. Our ability to grow our customer base depends upon our ability to obtain additional financing to fund the manufacturing of analyzers to deliver to such potential customers.

Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.

We expect capital outlays and operating expenditures to increase over the next several years as we work to expand our commercial activities, expand our development activities, conduct clinical trials, expand manufacturing operations and expand our infrastructure. We may need to raise additional capital to, among other things:

•	fund clinical trials and pre-clinical trials for our assays under development as requested or required by regulatory agencies;

•	sustain commercialization of our C. diff and Group B Strep assays and assays under development or review by the FDA;

•	expand and automate our manufacturing capabilities and reduce our cost of sales;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	finance capital expenditures and our general and administrative expenses;

•	develop new assays;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems; and

•	hire additional research and development, quality control, scientific, and general and administrative personnel.

Our present and future funding requirements will depend on many factors, including but not limited to:

•	the progress and timing of our clinical trials;

•	the level of research and development investment required to maintain and improve our technology position;

•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, if any;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization or changing market conditions;

•	competing technological and market developments;

•	changes in regulatory policies or laws that may affect our operations; and

•	changes in physician acceptance or medical society recommendations that may affect commercial efforts.

We may not be able to continue to operate as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. Our ability to continue as a going concern is contingent upon, among other factors, our ability to obtain adequate financing. We cannot provide any assurance that we will be able to raise additional capital. If we are unable to secure additional capital, we may be required to curtail our business plans and initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations.

Raising additional capital may cause dilution to our existing stockholders, and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, regulatory trials, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, our third party payors, and other partners could be negatively affected by these difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2014, we had federal income tax net operating loss, or NOL, carryforwards of approximately $51.8 million and state income tax NOL carryforwards of approximately $32.5 million. These NOL carryforwards, if not previously used, will begin to expire in 2023. We do not believe that we have experienced any previous shifts in our stock ownership within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, or under applicable state tax laws that currently subject our NOL carryforwards to an annual limitation; however, future shifts in our stock ownership within the meaning of Section 382 of the Code or under applicable state tax laws may subject our NOL carryforwards to an annual limitation. As a result, if we earn net taxable income in the future, the limitations on our ability to use our NOL carryforwards to reduce U.S. federal and state tax liabilities could potentially result in increased future tax liability to us.

We have not performed an evaluation of our internal control over financial reporting.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We have identified a material weakness in our internal control over financial reporting relating to the processes and controls to properly identify and account for transactions of a complex or non-routine nature. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We have not performed an evaluation of our internal control over financial reporting, such as required by

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

Risks Related to Our Business and Industry

We have a limited commercial history upon which to base our prospects, have not generated profits and do not expect to generate profits for the foreseeable future. We may never achieve or sustain profitability.

We began operations in January 2005, and we have a limited operating history. We have not earned significant revenue to date and do not expect to earn significant revenue in the near future. We had a net loss of $39.0 million, $23.2 million, $21.7 million and $9.6 million in the nine month period ended September 30, 2015, the nine month period ended September 30, 2014, the twelve month period ending December 31, 2014 and the twelve month period ending December 31, 2013, respectively. Our accumulated deficit was $103.0 million, $64.0 million and $42.3 million as of September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Potential investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing new diagnostic tests, establishing or entering new markets, organizing operations and marketing procedures. The likelihood of our success must be considered in light of these risks, expenses, complications and delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the start-up nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. As discussed in Note 3 to the audited financial statements, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

Our near-term success is dependent upon our ability to expand our customer base.

Our current customer base is composed of hospitals and testing laboratories that use our C. diff and Group B Strep assays. Our success will depend, in part, upon our ability to expand our customer base. Attracting new customers requires substantial time and expense. Any failure to expand our existing customer base would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our assays, including:

•	our ability to convince our potential customers of the advantages and economic value of our analyzers and assays over competing technologies and diagnostic assays;

•	the breadth of our assay menu relative to competitors;

•	changes to policies, procedures or currently accepted best practices in clinical diagnostics;

•	the extent and success of our marketing and sales efforts;

•	our ability to manufacture analyzers for use by potential customers during the sales evaluation phase; and

•	our ability to manufacture our commercial diagnostic cartridges and meet demand in a timely fashion.

If we cannot successfully develop, maintain, commercialize, or obtain regulatory approvals for new and existing diagnostic assays, our financial results will be harmed and our ability to compete will be harmed.

Our financial performance depends in part upon our ability to successfully develop and market new assays in a rapidly changing technological and economic environment, and to maintain and successfully commercialize previously cleared assays. If we fail to successfully introduce new assays or do not maintain approval for previously FDA-cleared assays, we could lose customers and market share. We could also lose market share if our competitors introduce new assays or technologies that render our assays less competitive or obsolete. In addition, delays in the introduction of new assays due to regulatory, developmental or other obstacles could negatively impact our revenue and market share, as well as our earnings. Factors that can influence our ability to introduce new assays, the timing associated with new product approvals and commercial success of these assays include:

•	the scope of and progress made in our research and development activities;

•	our ability to successfully initiate and complete clinical trial studies;

•	timely expansion of our menu of assays;

•	the results of clinical trials needed to support any regulatory approvals of our assays;

•	our ability to obtain and maintain requisite FDA or other regulatory clearances or approvals for our assays on a timely basis;

•	demand for the new assays we introduce;

•	product offerings from our competitors; and

•	the functionality of new assays that address market requirements and customer demands.

We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our assays for C. diff, Group B Strep, Staph ID/R and STEC and any assays that we develop and commercialize in the future are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our assays. In particular, FDA regulations govern activities such as product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution. Our assays will require 510(k) clearance from the FDA prior to marketing. Clinical trials are required to support a 510(k) submission.

We may be unable to obtain marketing clearance for our assays in development. If such approval is obtained, it may:

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve stringent clinical and pre-clinical testing;

•	involve modifications, repairs, or replacements of our assays; and/or

•	result in limitations on the proposed uses of our assays.

Our facilities are subject to periodic inspection by the FDA and foreign regulatory agencies and conformance to the FDA’s Quality System Regulation (the “QSR”) and current Good Manufacturing Practice requirements, as well as applicable foreign or international standards. The results of these inspections can include inspectional observations regarding potential violations of the Food, Drug and Cosmetic Act (which we refer to as the “FDCA”) and related laws, warning letters, restrictions on medical device sales and other forms of enforcement.

Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The FDA has recently also significantly increased the number of warning letters issued to companies. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions on a company-wide basis, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our diagnostic tests.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.

Our current and potential customers in the United States and elsewhere may also be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

The life sciences industry is highly competitive and subject to rapid technological change. If our competitors and potential competitors develop superior assays and technologies, our competitive position and results of operations would suffer.

We face intense competition from a number of companies that offer assays in our target markets, many of which have substantially greater financial resources and larger, more established marketing, sales and service operations than we do. The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our existing product and our assays to be competitive. One or more of our current or future competitors could render our existing products or assays under development obsolete or uneconomical by technological advances. We may also encounter other problems in the process of delivering new assays to the marketplace, such as problems related to FDA clearance or regulations, design, development or manufacturing of such assays, and as a result we may be unsuccessful in selling such assays. Our future success depends on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing assays that are competitive in the continually changing technological landscape.

If our assays do not perform as expected or the reliability of the technology on which our assays are based is questioned, we could experience delayed or reduced market acceptance of our assays, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high-quality analyzers and diagnostic cartridges. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our assays or technologies may be impaired if our assays fail to perform as expected or our assays are perceived as difficult to use. Despite quality control testing, defects or errors could occur in our assays or technologies.

In the future, if our assays experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, product recalls, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our assays, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in our assays could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If our international distributor relationships are not successful, our ability to market and sell our assays will be harmed and our financial performance will be adversely affected.

Outside of the United States, we depend on relationships with distributors for the marketing and sales of our assays in various geographic regions, and we have a limited ability to influence their efforts. Relying on distributors for our sales and marketing could harm our business for various reasons, including:

•	agreements with distributors may terminate prematurely due to disagreements or may result in litigation between the partners;

•	our distributors may not devote sufficient resources to the sale of our assays;

•	our distributors may be unsuccessful in marketing our assays; and

•	we may not be able to negotiate future distributor agreements on acceptable terms.

If any of our products, or the malfunctioning of our products, causes or contributes to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device were to recur. If we fail to report these events to the FDA within the required timeframes, or at all, FDA could take enforcement action against us. Any such adverse event involving our assays could also result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our assays may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, including a third-country authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. A government-mandated or voluntary recall by us or one of our international distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our assays would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA or another third-country competent authority. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA or another third-country competent authority. If the FDA disagrees with our determinations, it could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they occur.

We are also required to follow detailed recordkeeping requirements for all Company-initiated medical device corrections and removals. In addition, in December 2012, the FDA issued a draft guidance intended to assist the FDA and industry in distinguishing medical device recalls from product enhancements. Per the guidance, if any change or group of changes to a device that addresses a violation of the FDCA, that change would generally constitute a medical device recall and require submission of a recall report to the FDA.

If we become subject to claims relating to improper handling, storage or disposal of hazardous materials, we could incur significant cost and time to comply.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to foreign, federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

Our diagnostic cartridges have not been manufactured on a high volume scale and are subject to unforeseen scale-up risks.

Although we have developed a process to manufacture diagnostic cartridges for our current volume of sales, there can be no assurance that we can manufacture our diagnostic cartridges at a scale that is adequate for our future commercial needs. We may face significant or unforeseen difficulties in manufacturing our diagnostic cartridges, including but not limited to:

•	technical issues relating to manufacturing components of our diagnostic cartridges on a high volume commercial scale at reasonable cost, and in a reasonable time frame;

•	difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process;

•	lack of skilled labor or unexpected increases in labor costs needed to produce or maintain our analyzers or perform certain required operations;

•	changes in government regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

•	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other difficulties may only become apparent when scaling up to the manufacturing process of our diagnostic cartridges to a more substantive commercial scale. If our diagnostic cartridges cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our diagnostic cartridges that could result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our diagnostic cartridges, reduce our product gross margin and adversely impact our business. If we are unable to satisfy demand for our diagnostic cartridges by successfully manufacturing and shipping our diagnostic cartridges in a timely manner, our revenue could be impaired, market acceptance for our assays could be adversely affected and our customers might instead purchase our competitors’ assays. In addition, developing manufacturing procedures for assays under development may require developing specific production processes for those assays. Developing such processes could be time consuming and any unexpected difficulty in doing so can delay the introduction of a product.

We are dependent on single source suppliers for some of the components and materials used in our assays, and supply chain interruptions could negatively impact our operations and financial performance.

Our assays are manufactured by us and we obtain supplies from a limited number of suppliers. In some cases, critical components required to manufacture our assays may only be available from a sole supplier or limited number of suppliers, any of whom would be difficult to replace. The supply of any of our manufacturing materials may be interrupted because of poor vendor performance or other events outside our control, which may require us, among other things, to identify alternate vendors and result in lost sales and increased expenses. Even if the manufacturing materials that we source are available from other parties, the time and effort involved in validating the new supplies and obtaining any necessary regulatory approvals for substitutes could impede our ability to replace such components in a timely manner or at all.

We expect to rely on third parties to conduct studies of our assays under development that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct the field trial studies or other studies that may be required to obtain FDA and other regulatory clearances or approvals for our assays. Accordingly, we expect to rely on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional assays.

Any clinical trials that we may conduct may not begin on time, or at all, may not be completed on schedule, or at all, or may be more expensive than we expect, which could prevent or delay regulatory approval of our assays or impair our financial position.

The commencement or completion of any clinical trials that we may conduct may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities suspend or place on hold a clinical trial, or do not approve a clinical trial protocol or a clinical trial;

•	the data and safety monitoring committee or applicable hospital institutional ethics review board recommends that a trial be placed on hold or suspended;

•	fewer patients meet our clinical study criteria and our enrollment rate is lower than we expected;

•	clinical trial sites decide not to participate or cease participation in a clinical trial;

•

third-party clinical investigators do not perform our clinical trials on schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	we fail regulatory inspections of our manufacturing facilities requiring us to undertake corrective action or suspend or terminate our clinical trials;

•	interim results of the clinical trial are inconclusive or negative;

•	pre-clinical or clinical data are interpreted by third parties in unanticipated ways; or

•	our trial design is inadequate to demonstrate safety and/or efficacy.

Our clinical trial costs will increase if we have material delays in those trials or if we need to perform more or larger trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel an entire program. Should our clinical development plan be delayed, this could have a material adverse effect on our operations and financial condition.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Device failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information with respect to our assays could result in an unsafe condition regarding, injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our assays. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our assays.

Healthcare policy changes, including U.S. healthcare reform legislation signed in 2010, may have a material adverse effect on us.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or PPACA, were signed into law. The legislation imposes a 2.3% excise tax on medical device manufacturers. This significant tax burden on our industry could have a material, negative impact on our results of operations and our cash flows. Other elements of this legislation, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

Adverse changes in reimbursement policies and procedures by payors may impact our ability to market and sell our assays that are subject to reimbursement.

Healthcare costs have risen significantly over the past decade, and there have been and continue to be proposals by legislators, regulators and third-party payors to decrease costs. Third-party payors are increasingly challenging the prices charged for medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. For example, the PPACA, among other things, reduced and/or limited Medicare reimbursement to certain providers. The Budget Control Act of 2011, as amended by subsequent legislation, further reduces Medicare’s payments to providers by 2 percent through fiscal year 2024. These reductions may reduce providers’ revenues or profits, which could affect their ability to purchase new technologies. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Legislation could be adopted in the future that limits payments for our products from governmental payors. In addition, commercial payors such as insurance companies, could adopt similar policies that limit reimbursement for medical device manufacturers’ products. Therefore, we cannot be certain that those of our assays that will be subject to reimbursement will be reimbursed at a cost-effective level. We face similar risks relating to adverse changes in reimbursement procedures and policies in other countries where we market or intend to market our assays. Reimbursement and healthcare payment systems vary significantly among international markets. Our inability to obtain international reimbursement approval, or any adverse changes in the reimbursement policies of foreign payors, could negatively affect our ability to sell our assays and have a material adverse effect on our business and financial condition.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including healthcare systems, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for diagnostic tests. If we are forced to reduce our prices because of consolidation in the healthcare industry, our projected revenues would decrease and our earnings, financial condition, and/or cash flows would suffer.

If we or our distributors do not comply with the U.S. federal and state fraud and abuse laws, including anti-kickback laws for any products approved in the U.S., or with similar foreign laws where we market our products, we could face significant liability.

There are numerous United States federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims, and physician transparency laws. Our relationships with physicians and surgeons, hospitals and our independent distributors are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including significant fines, damages and monetary penalties and in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, paying, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

federal civil False Claims Act prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, which, among other things, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

HIPAA also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•	the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections;

•

the federal Foreign Corrupt Practices Act of 1997, which makes it illegal to offer or provide money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. Some states, such as California, Massachusetts, Nevada, and Vermont mandate implementation of commercial compliance programs and/or impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to physicians.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from federal healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with the DOJ or other law enforcement agencies have forced healthcare providers to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could have a material adverse effect on our reputation, business and financial condition.

Many foreign countries have enacted similar laws addressing fraud and abuse in the healthcare sector. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance requirements in multiple jurisdictions increases the possibility that we may run afoul of one or more of the requirements.

The implementation of the reporting and disclosure obligations of the Physician Payments Sunshine Act/Open Payments provisions of the Health Care Reform Law could adversely affect our business upon commercialization of our product in the U.S.

The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, requires device manufacturers to engage in extensive tracking of payments and other transfers of value made to physicians and teaching hospitals, as well as physician ownership and investment interests, and public reporting of such data to the Centers for Medicare and Medicaid Services annually. Although we have and expect to continue to have substantially compliant programs and controls in place to comply with the Physician Payments Sunshine Act requirements and similar state and foreign laws, our compliance with the Physician Payments Sunshine Act and similar state and foreign transparency laws imposes additional costs on us. Additionally, failure to comply with the Physician Payment Sunshine Act or similar state or foreign laws may subject us to monetary penalties.

Our ability to compete depends on our ability to attract and retain talented employees.

Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, development, sales and marketing, managerial and administrative personnel. Competition for highly skilled individuals is extremely intense and we face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer and our business, financial condition and results of operations could be adversely affected.

Our future success also depends on the continued service and performance of our senior management team. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition and results of operations.

We are subject to income taxes as well as non-income based taxes in both the United States and various foreign jurisdictions. Changes in existing tax laws, treaties, regulations or policies or the interpretation or enforcement thereof, or the enactment or adoption of new tax laws, treaties, regulations or policies could materially impact our effective tax rate.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed.

If we are unable to obtain or sustain adequate revenue growth, our financial results could suffer. Furthermore, significant growth will place strains on our management and our operational and financial systems and processes and our operating costs may escalate even faster than planned. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace. Additionally, if we do not successfully forecast the timing of regulatory authorization for our additional tests, marketing and subsequent demand for our diagnostic tests or manage our anticipated expenses accordingly, our operating results will be harmed.

Our revenue, results of operations and cash flows may suffer upon the loss of a significant customer.

We have one large customer that generates a significant amount of our revenue. Our largest customer accounted for 10.9% of our revenue for the twelve months ended December 31, 2014. The loss of any significant customer or a significant reduction in the amount of product ordered by any such customer would adversely affect our revenue, results of operations, and cash flows.

Other companies or institutions have commercial assays or may develop and market novel or improved methods for infectious disease diagnostics, which may make our diagnostic platform less competitive or obsolete.

The market for diagnostics is large and established, and our competitors may possess significantly greater financial resources and have larger development and commercialization capabilities than we do. We may be unable to compete effectively against these competitors either because their diagnostic platforms are superior or because they may have more expertise, experience, financial resources or stronger business relationships.

Demand for our assays depends in part on the operating budgets and hospital-acquired infection rates of our customers, a reduction in which could limit demand for our assays and adversely affect our business.

In the near term, we expect that our revenue will be derived primarily from sales of our C. diff and Group B Strep assays to hospitals. The demand for our assays will depend in part upon the prevalence of C. diff and Group B Strep at the hospitals of these customers and impacted by other factors beyond our control, such as:

•	global macroeconomic conditions;

•	total bed days;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of new technologies.

Our operating results may fluctuate due to reductions and delays in expenditures by our customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of operating expenditures, could materially and adversely affect our business, operating results and financial condition.

New technologies, techniques or assays could emerge that might offer better combinations of price and performance than our current C. diff and Group B Strep assays or future assays and analyzers.

It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce, on a timely and cost-effective basis, new, enhanced and competitive technologies that meet the needs of current and prospective customers. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, our revenues, results of operations and business will be adversely impacted. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved diagnostic tests and as new companies enter the market with new technologies.

Due to our fixed overhead costs and the depreciation of our analyzers at customer sites included in cost of sales and the costs associated with our current hand-build cartridge manufacturing process we have in the past experienced substantial negative gross margins. We will need to increase our sales volumes significantly and automate our cartridge manufacturing process in order to achieve profitability.

We had negative gross margins of 120.2%, 137.8%, 146.9% and 187.4% during the nine months ended September 30, 2015 and 2014, and the twelve months ended December 31, 2014 and 2013, respectively. The components of our cost of sales include cost of materials, supplies, labor for manufacturing, equipment and facility expenses associated with manufacturing. Facility expenses include allocated overhead comprised of rent, equipment depreciation and utilities. Due to our fixed overhead costs we will continue to experience negative gross margins unless and until we are able to significantly increase our sales volume. In addition, we currently hand-build our diagnostic cartridges. We are working to automate portions of our manufacturing and assembly process, which we believe will reduce our cartridge manufacturing costs. However, there is no assurance that we will be successful in automating our manufacturing process, and our failure to do so will materially limit our ability to reduce our cost of sales in the future.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We depend on information systems to manufacture products, process orders, manage inventory, process shipments to customers and respond to customer inquiries. If we were to experience a prolonged disruption in the information technology systems that involve our interactions with customers and suppliers, it could result in the loss of sales and customers, which could adversely affect our business.

Risks Related to Intellectual Property

The extent to which we can protect our business and technologies through intellectual property rights that we own, acquire or license is uncertain.

We employ a variety of proprietary and patented technologies and methods in connection with the assays that we sell or are developing. We license some of these technologies from third parties. We cannot provide any assurance that the intellectual property rights that we own or license provide effective protection from competitive threats or that we would prevail in any litigation in which our intellectual property rights are challenged. In addition, we may not be successful in obtaining new proprietary or patented technologies or methods in the future, whether through acquiring ownership or through licenses from third parties.

Our currently pending or future patent applications may not result in issued patents, and we cannot predict how long it may take for a patent to issue on any of our pending patent applications, assuming a patent does issue.

Other parties may challenge patents issued or exclusively licensed to us, or courts or administrative agencies may hold our patents or the patents we license on an exclusive basis to be invalid or unenforceable. We may not be successful in defending challenges made against our patents and other intellectual property rights. Any third-party challenge to any of our patents could result in the unenforceability or invalidity of some or all of the claims of such patents and could be time consuming and expensive.

The extent to which the patent rights of life sciences companies effectively protect their diagnostic tests and technologies is often highly uncertain and involves complex legal and factual questions for which important legal principles remain unresolved.

No consistent policy regarding the proper scope of allowable claims of patents held by life sciences companies has emerged to date in the United States. Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostic tests or genomic diagnostic testing. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. Although we do not generally rely on gene sequence patents, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and exclusively licensed patents.

We cannot predict the breadth of claims that may be allowed or enforced in patents we own or in those to which we have exclusive license rights. For example:

•	the inventor(s) named in one or more of our patents or patent applications might not have been the first to have made the relevant invention;

•	the inventor (or his assignee) might not have been the first to file a patent application for the claimed invention;

•	others may independently develop similar or alternative diagnostic tests and technologies or may successfully replicate our product and technologies;

•

it is possible that the patents we own or in which have exclusive license rights may not provide us with any competitive advantages or may be challenged by third parties and found to be invalid or unenforceable;

•	any patents we obtain or exclusively license may expire before, or within a limited time period after, the assays and services relating to such patents are commercialized;

•	we may not develop or acquire additional proprietary assays and technologies that are patentable; and

•	others may acquire patents that could be asserted against us in a manner that could have an adverse effect on our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, including the first-to-file provisions in particular, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and licensed patent applications and the enforcement or defense of issued patents that we own or license, all of which could have a material adverse effect on our business and financial condition.

Patent applications in the United States and many foreign jurisdictions are not published until at least eighteen months after filing and it is possible for a patent application filed in the United States to be maintained in secrecy until a patent issues on the application. In addition, publications in the scientific literature often lag behind actual discoveries. We therefore cannot be certain that others have not filed patent applications that cover inventions that are the subject of pending applications that we own or exclusively license or that we were the first to invent the technology (if filed prior to the Leahy-Smith Act) or first to file (if filed after the Leahy-Smith Act). Our competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as our technology. Any such patent application may have priority over patent applications that we own and, if a patent issues on such patent application, we could be required to obtain a license to such patent in order to carry on our business. If another party has filed a U.S. patent application covering an invention that is similar to, or the same as, an invention that we own, we may have to participate in an interference or other proceeding in the USPTO or a court to determine priority of invention in the United States, for applications and patents made prior to the enactment of the Leahy-Smith Act. For applications and patents made following the enactment of the Leahy-Smith Act, we may have to participate in a derivation proceeding to resolve disputes relating to inventorship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in our inability to obtain or retain any U.S. patent rights with respect to such invention.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Moreover, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, term, enforceability and commercial value of our patent rights are highly uncertain.

The patent prosecution process is expensive and time-consuming, is highly uncertain and involves complex legal and factual questions. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and product candidates. We seek to protect our proprietary position by filing in the United States and in certain foreign jurisdictions patent applications related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we may not pursue or obtain patent protection in all major markets. Moreover, in some circumstances, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. In some circumstances, our licensors may have the right to enforce the licensed patents without our involvement or consent, or to decide not to enforce or to allow us to enforce the licensed patents. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If any of our licensors fail to maintain such patents, or lose rights to those patents, the rights that we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional nonclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights; allow third parties to commercialize our technology or products and compete directly with us, without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned and licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process and following the issuance of a patent. There are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case if our patent were in force.

Our intellectual property rights may not be sufficient to protect our competitive position and to prevent others from manufacturing, using or selling competing assays.

The scope of our owned and exclusively licensed intellectual property rights may not be sufficient to prevent others from manufacturing, using or selling competing assays. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies and thereby avoid infringing our intellectual property rights. If our intellectual property is not sufficient to effectively prevent our competitors from developing and selling similar diagnostic tests, our competitive position and our business could be adversely affected.

Our platform depends on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from manufacturing our assays.

We rely on licenses to various proprietary technologies that are material to our business, including the development of certain future assays. We have entered into non-exclusive licenses with Biohelix Corp., or Biohelix, a subsidiary of Quidel Corporation and a license with Integrated DNA Technologies, Inc. that has certain exclusive and non-exclusive fields. Our rights to use these technologies will be subject to the continuation of and our compliance with the terms of those licenses.

We may become involved in disputes relating to our intellectual property rights, and may need to resort to litigation in order to defend and enforce our intellectual property rights.

Extensive litigation regarding patents and other intellectual property rights has been common in the medical diagnostic testing industry. Litigation may be necessary to assert infringement claims, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to resolve disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, USPTO interference or derivation proceedings and related legal and administrative proceedings (e.g., a re-examination) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue, and their outcome is uncertain.

Even if we prevail in such a proceeding in which we assert our intellectual property rights against third parties, the remedy we obtain may not be commercially meaningful or adequately compensate us for any damages we may have suffered. If we do not prevail in such a proceeding, our patents could potentially be declared to be invalid, unenforceable or narrowed in scope, or we could otherwise lose valuable intellectual property rights. Similar proceedings involving the intellectual property we exclusively license could also have an impact on our business. Further, if any of our other owned or exclusively licensed patents are declared invalid, unenforceable or narrowed in scope, our competitive position could be adversely affected.

We could face claims that our activities or the manufacture, use or sale of our assays infringe the intellectual property rights of others, which could cause us to pay damages or licensing fees and limit our ability to sell some or all of our assays and services.

Our research, development and commercialization activities may infringe or be claimed to infringe patents or other intellectual property rights owned by other parties of which we may be unaware because the relevant patent applications may have been filed but not yet published. Certain of our competitors and other companies have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage or to extract licensing revenue. In addition to patent infringement claims, we may also be subject to other claims relating to the violation of intellectual property rights, such as claims that we have misappropriated trade secrets or infringed third party trademarks. The risks of being involved in such litigation may also increase as we gain greater visibility as a public company and as we gain commercial acceptance of our diagnostic tests and move into new markets and applications for our assays.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our share price to decline. An adverse determination, or any actions we take or agreements we enter into in order to resolve or avoid disputes, may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our diagnostic tests and offering our services. These outcomes could materially harm our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property outside of the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices, diagnostic testing and biotechnology, which could make it difficult for us to stop the infringement of our patents and for licensors, if they were to seek to do so, to stop infringement of patents that are licensed to us. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors, and for these and other reasons we may not pursue or obtain patent protection in all major markets. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our global intellectual property strategy.

In addition to the risks associated with patent rights, the laws in some foreign jurisdictions may not provide protection for our trade secrets and other intellectual property. If our trade secrets or other intellectual property are misappropriated in foreign jurisdictions, we may be without adequate remedies to address these issues. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property in foreign jurisdictions. These agreements may provide for contractual remedies in the event of misappropriation, but we do not know to what extent, if any, these agreements, and any remedies for their breach, will be enforced by a foreign court. If our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will likely diminish. The sale of diagnostic tests that infringe our intellectual property rights, particularly if such diagnostic tests are offered at a lower cost, could negatively impact our ability to achieve commercial success and may materially and adversely harm our business.

Our failure to secure trademark registrations could adversely affect our business and our ability to market our assays and product candidates.

Our trademark applications in the United States and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our business and our ability to market our diagnostic tests and product candidates.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information, or the misappropriation of the intellectual property we regard as our own.

We rely on trade secrets to protect our proprietary know how and technological advances, particularly where we do not believe patent protection is appropriate or obtainable. Nevertheless, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, third party contractors, third party collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements generally require that the other party to the agreement keep confidential and not disclose to third parties all confidential information developed by us or made known to the other party by us during the course of the other party’s relationship with us. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to seek to pursue a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. Further, courts outside the United States may be less willing to protect trade secrets. In addition, others may independently discover our trade secrets and proprietary information and therefore be free to use such trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. In addition, our trade secrets and proprietary information may be misappropriated as a result of breaches of our electronic or physical security systems in which case we may have no legal recourse. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop assays that compete with our assays or cause additional, material adverse effects upon our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in our industry, we employ individuals who were previously employed at other companies in our industry or in related industries, including our competitors or potential competitors. We may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to our Series C Warrants

If we are required to make cash payments with respect to the exercise of the Series C Warrants, all or a significant portion of our available capital may be used to make cash payments with respect to the exercise of the Series C Warrants.

We have insufficient authorized shares of our common stock to satisfy exercises of our Series C Warrants, which we refer to as the Authorized Share Failure. In the event we do not obtain stockholder approval to amend our Seventh Amended and Restated Certificate of Incorporation to either effect a reverse stock split and/or to increase our authorized capital, referred to herein as the Stockholder Approval, within 90 days of the occurrence of the Authorized Share Failure, we will be required to make cash payments with respect to the exercise of the Series C Warrants.

On February 25, 2015, we sold 2,724,000 units, or the February Units, pursuant to a prospectus dated February 25, 2015, or the February Prospectus. Each February Unit consisted of one share of Series E Convertible Preferred Stock and eight Series C Warrants. Each share of Series E Convertible Preferred Stock is convertible into four shares of our common stock at the option of the holder. The Series C Warrants may be exercised for cash at an exercise price of $2.55 or on a cashless basis pursuant to a formula disclosed in the February Prospectus. On June 23, 2015, the Series C Warrants were amended and restated in order to allow certain early exercises.

As of 9:00 A.M. on September 21, 2015, we had 73,820,468 shares of authorized and unissued shares of Common Stock available for issuance pursuant to the Series C Warrants, which number of authorized and unissued shares of Common Stock was not sufficient to satisfy all exercises we received on that day and although we allocated shares of Common Stock to permit the exercise of some of the Series C Warrants, such shares were insufficient and we had to stop accepting exercises of the Series C Warrants. At such time, since we no longer had sufficient authorized and unissued shares of common stock to settle the exercises of the Series C Warrants, an Authorized Share Failure occurred and the Series C Warrants are not exercisable into shares of common stock unless and until we obtain the requisite Stockholder Approval.

Pursuant to the terms of the Series C Warrants, we are required to seek the Stockholder Approval by no later than the 90th day after the date of such Authorized Share Failure and to pay each holder consideration in accordance with the Series C Warrants.

If we do not receive Stockholder Approval, unless we are able to exchange or otherwise re-negotiate the terms of the Series C Warrants, we will be required to make cash payments with respect to the exercise of the Series C Warrants which would total in excess of $28.5 million. As of September 30, 2015, we had cash of approximately $7.3 million. As a result, we may be required to use all or a significant portion of our available capital to make cash payments to the holders of the Series C Warrants.

If we are required to make cash payments with respect to the exercise of the Series C Warrants and we are unable to make such payments, we may be required to seek protection under the federal bankruptcy laws.

If we do not receive Stockholder Approval and since our cash and cash equivalents are insufficient to enable us to make cash payments with respect to the exercise of the Series C Warrants, we may be required to seek protection under the federal bankruptcy laws.

If we obtain Stockholder Approval, of which there can be no guarantee, the issuance of shares of our common stock upon the exercise of the Series C Warrants in lieu of a cash payment you may experience substantial dilution.

If we obtain Stockholder Approval, of which there can be no guarantee, and we choose to issue shares of common stock in lieu of a cash payment upon the exercise of the Series C Warrants, you may experience immediate and substantial dilution. Upon the exercise of all outstanding Series C Warrants for shares of common stock based on the closing price per share of our common stock on September 30, 2015, and 190,679,941 shares of common stock outstanding as of that date, there would be a 147% increase in the number of issued and outstanding shares of our common stock.

Risks Related to Owning our Common Stock and Other Securities

The price of our common stock may fluctuate substantially.

The market price of our common stock has been and may continue to be subject to wide fluctuation in response to various factors, some of which are beyond our control. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this Form 10-Q, are:

•	sales of our common stock by our stockholders, executives, and directors;

•	volatility and limitations in trading volumes of our shares of common stock or units;

•	fluctuations in our results of operations;

•	our ability to enter new markets;

•	actual or unanticipated fluctuations in our annual and quarterly financial results;

•	issuance of common stock to settle the Series C Warrants on cashless exercise;

•

our ability to obtain financings to continue and expand our commercial activities, expand our manufacturing operations, conduct and complete research and development activities including, but not limited to, our human clinical trials, and other business activities;

•

our ability to secure resources and the necessary personnel to continue and expand our commercial activities, develop additional assays, conduct clinical trials and gain approval for our additional assays on our desired schedule;

•	commencement, enrollment or results of our clinical trials of our assays or any future clinical trials we may conduct;

•	changes in the development status of our assays;

•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned clinical trials;

•	any delay in our submission for studies or test approvals or adverse regulatory decisions, including failure to receive regulatory approval for our assays;

•	our announcements or our competitors’ announcements regarding new assays, enhancements, significant contracts, acquisitions or strategic investments;

•	unanticipated safety concerns related to our assays;

•	failures to meet external expectations or management guidance;

•	changes in our capital structure or dividend policy, including as a result of future issuances of securities and sales of large blocks of common stock by our stockholders;

•	our cash position;

•	announcements and events surrounding financing efforts, including debt and equity securities;

•	our inability to enter into new markets or develop new assays;

•	reputational issues;

•	competition from existing technologies and assays or new technologies and assays that may emerge;

•	announcements of acquisitions, partnerships, collaborations, joint ventures, new assays, capital commitments, or other events by us or our competitors;

•	changes in general economic, political and market conditions in any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in valuations of similar companies or groups of companies;

•	analyst research reports, recommendations and changes in recommendations, price targets and withdrawals of coverage;

•	departures and additions of key personnel;

•	disputes and litigations related to intellectual properties, proprietary rights and contractual obligations;

•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics;

•	announcements or actions taken by our principal stockholders; and

•	other events or factors, many of which may be out of our control.

In addition, if any of the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our diagnostic tests, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

If at any time in the future our shares of common stock are not listed for trading by NASDAQ and begin to trade on an over-the-counter market such as the Over-the-Counter Bulletin Board or any quotation system maintained by OTC Markets, Inc., trading in our securities will be subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

We have received a delisting notice from The NASDAQ Stock Market. Our common stock may be involuntarily delisted from trading on The NASDAQ Capital Market if we fail to regain compliance with the minimum closing bid price requirement of $1.00 per share and the minimum value of listed securities of $35 million. A delisting of our common stock is likely to reduce the liquidity of our common stock and may inhibit or preclude our ability to raise additional financing and may also materially and adversely impact our credit terms with our vendors.

The quantitative listing standards of The NASDAQ Stock Market, or NASDAQ, require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share and maintain a minimum value of listed securities of $35 million. We failed to satisfy these thresholds for 30 consecutive trading days and on October 14, 2015, we received a letter from NASDAQ indicating our deficiencies and that we have been provided an initial period of 180 calendar days, or until April 11, 2016, in which to regain compliance.

If we do not regain compliance with the minimum bid price requirement within the 180-day grace period, we may be eligible to receive an additional 180-day grace period; provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, including the minimum market value of listed securities of $35 million and we provide written notice of our intention to cure the bid price deficiency during the second 180-day grace period, by effecting a reverse stock split, if necessary. This additional 180-day grace period does not apply to our deficiency regarding the minimum value of listed securities.

If we do not regain compliance, the NASDAQ staff will provide written notice that our common stock is subject to delisting. Given the increased market volatility, the challenging environment in our industry and our lack of liquidity, we may be unable to regain compliance with the closing bid price requirement and minimum value of listed securities within the 180-day grace period. A delisting of our common stock is likely to reduce the liquidity of our common stock and may inhibit or preclude our ability to raise additional financing and may make it difficult for our stockholders to sell any securities if they desire or need to sell them.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We have elected to use the extended transition periods for complying with new or revised accounting standards.

We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transaction period provided in Section 7(a)(2)(B). As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. This risk is especially relevant for us due to our dependence on positive clinical trial outcomes and regulatory approvals of our diagnostic tests. In the past, life science companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Our management is required to devote substantial time to compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a newly formed entity. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and NASDAQ, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

Provisions of our Seventh Amended and Restated Certificate of Incorporation, as amended, our Amended and Restated Bylaws and Delaware law could make an acquisition of our Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board of directors and management.

Certain provisions of our Seventh Amended and Restated Certificate of Incorporation, as amended, or our Certificate, and our Amended and Restated Bylaws (our “Bylaws”), could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions:

•	establish a classified board of directors, such that not all members of the board of directors may be elected at one time;

•

authorize our board of directors to issue without stockholder approval up to 5,000,000 shares of preferred stock, the rights of which will be determined at the discretion of the board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting or by written consent of the stockholders if such action has been earlier approved by the board of directors;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•

require the approval of the holders of at least sixty percent of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our Certificate and at least two-thirds of the outstanding voting stock to amend certain provisions of our Bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

Risks Associated with our Proposed Reverse Stock Split

Our stockholders are being asked to approve a proposal to authorize our board of directors to effect a reverse stock split of our common stock. There are risks associated with a reverse stock split, if it is effected.

Our stockholders are being asked to approve a proposal to effect a reverse stock split of our issued and outstanding common stock and a corresponding change in the par value of shares of our common stock from $0.001 to $0.0001, if our board of directors, in its discretion, determines to effect a reverse stock split, by a ratio of not less than 1-for-50 and not more than 1-for-60 at any time prior to February 28, 2016, with the exact ratio to be set at a whole number within this range as determined by the board of directors in its sole discretion, referred to as the “Reverse Stock Split.” If our stockholders approve such proposal, we expect to effect a 1-for-50 to 1-for-60 reverse stock split of our issued and outstanding common stock. However, the board of directors reserves the right to elect to abandon and not effect the Reverse Stock Split if it determines, in its sole discretion, that effecting the Reverse Stock Split is not in the best interests of our Company and our stockholders. If we implement the Reverse Stock Split we will be subject to certain risks associated with it, including the following:

•

We would have additional authorized shares of common stock that the board of directors could issue in future without stockholder approval, and such additional shares could be issued, among other purposes, in financing transactions or to resist or frustrate a third-party transaction that is favored by a majority of the independent stockholders. This could have an anti-takeover effect, in that additional shares could be issued, within the limits imposed by applicable law, in one or more transactions that could make a change in control or takeover of us more difficult.

•

There can be no assurance that the Reverse Stock Split, if completed, will achieve the benefits that we hope it will achieve. The total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

We intend to effect a 1-for-50 to 1-for-60 Reverse Stock Split of our outstanding common stock after the date of this Form 10-Q. However, the Reverse Stock Split may not increase our stock price sufficiently and we may not be able to list our common stock on the NASDAQ Capital Market.

We expect that a 1-for-50 to 1-for-60 Reverse Stock Split of our outstanding common stock will increase the market price of our common stock so that we will be able to meet the minimum bid price requirement of the Listing Rules of the NASDAQ Capital Market. However, the effect of a reverse stock split upon the market price of our common stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances have been varied. It is possible that the market price of our common stock following the Reverse Stock Split will not permit us to be in compliance with the applicable minimum bid or price requirements. If we are unable to meet the minimum bid or price requirements, we may be unable to list our shares on the NASDAQ Capital Market,

Even if the Reverse Stock Split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the NASDAQ Capital Market.

Even if the Reverse Stock Split achieves the requisite increase in the market price of our common stock to be in compliance with the minimum bid price of the NASDAQ Capital Market, or whichever exchange on which we list our common stock, there can be no assurance that the market price of our common stock following the Reverse Stock Split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines following the effectuation of the Reverse Stock Split, the percentage decline may be greater than would occur in the absence of a Reverse Stock Split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the minimum bid price requirement of whichever exchange on which our common stock is listed. In addition to specific listing and maintenance standards, the NASDAQ Capital Market has broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to the listing of our common stock.

Even if the Reverse Stock Split increases the market price of our common stock, there can be no assurance that we will be able to comply with other continued listing standards of the NASDAQ Capital Market.

Even if the market price of our common stock increases sufficiently so that we comply with the minimum bid price requirement, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the NASDAQ Capital Market. Even if we effect the Reverse Stock Split, we may still be subject to delisting if we fail to meet the minimum value of listed securities requirement by April 11, 2016. Our failure to meet these requirements may result in our common stock being delisted from such exchange, irrespective of our compliance with the applicable minimum bid price requirement.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales of Equity Securities

None.

Use of Proceeds

Use of Proceeds from Initial Public Offering

On October 8, 2014, the SEC declared effective our IPO registration statement on Form S-1 (File No. 333-197954) related to 1,150,000 shares of common stock and 1,150,000 Series A Warrants, which were sold in combinations of one share of common stock and one Series A Warrant at a public offering price of $7.00 per unit; however, as a result of the offering of units by the Company on February 25, 2015, the Series A Warrants are now exercisable at an exercise price of $2.20 per share. Each Series A Warrant is exercisable for one share of common stock and one Series B Warrant. In addition, the managing underwriter, Dawson James Securities, Inc. exercised its option to purchase 172,500 Series A Warrants. The IPO commenced on October 8, 2014 and has not yet terminated. As of October 15, 2015, 1,074,082 Series A Warrants have been exercised, none of which were exercised on a cashless basis. The remaining 248,418 Series A Warrants outstanding expired without being exercised. No Series B Warrants have been exercised.

The aggregate sale price for securities sold at the initial closing of the IPO is $8,050,000. The aggregate net proceeds received by the Company from the IPO was approximately $6.4 million after deducting total expenses of approximately $1,650,000, including approximately $644,000 in underwriting discounts and commissions and approximately $1,006,000 in other expenses payable by the Company. Since the initial closing of the IPO the Company has received $2.4 million in additional net proceeds from the exercise of Series A Warrants, for total net proceeds from the offering in the amount of $8.8 million.

None of the underwriting discounts and commissions or offering expenses were paid, directly or indirectly, to any of our directors or officers or their associates or to persons owning 10% or more of our common stock or to any of our affiliates.

As of September 30, 2015, all of the $8.8 million of total net proceeds from our IPO has been used. We had broad discretion in the use of the net proceeds from our IPO. For the $4.1 million of net proceeds from our IPO for which we provided anticipated uses in our IPO prospectus, the use of these net proceeds actually occurred as follows: (i) approximately $1.2 million in research and development expenses, (ii) approximately $0.9 million in sales and marketing expenses, (iii) approximately $1.2 million to manufacture analyzers for customers, and (iv) approximately $0.5 million to begin to automate our manufacturing facility and increase manufacturing capacity.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

The list of exhibits in the Exhibit Index to this quarterly report is incorporated herein by reference.

Exhibit No.	Description
3.1	Seventh Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. (2)
3.2	Certificate of Amendment to the Seventh Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. (6)
3.3	Amended and Restated Bylaws of Great Basin Scientific, Inc. (2)
3.4	Form of Certificate of Designation of Series E Convertible Preferred Stock. (5)

Exhibit No.	Description
3.5	Certificate of Amendment to Certificate of Designation of Series E Convertible Preferred Stock, as filed with the Delaware Secretary of State on June 23, 2015. (7)
4.1	Specimen certificate evidencing shares of common stock. (2)
4.2	Amended and Restated Voting Agreement dated as of July 30, 2014. (1)
4.3	Third Amended and Restated Investor Rights Agreement dated as of April 21, 2014. (1)
10.1	Master Lease Agreement by and between Onset Financial, Inc. and Great Basin, dated as of October 16, 2013 (“Onset Lease Agreement”). (1)
10.2

Schedule 001 for Onset Lease Agreement dated October 16, 2013, as amended by that certain amendment dated December 10, 2013 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement. (1)

10.3

Schedule 002 for Onset Lease Agreement dated March 14, 2014, as amended by that certain amendment dated March 18, 2014 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement. (1)

10.4	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (Series D Compensation). (1)
10.5	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (IPO Compensation). (1)
10.6	Great Basin 2006 Stock Option Plan and forms used in connection therewith. (1)
10.7	Great Basin 2014 Stock Option Plan and forms used in connection therewith. (1)
10.8	Great Basin Scientific, Inc. 2014 Omnibus Incentive Plan, as amended. (6)
10.9	Form of Stock Option Agreement. (2)
10.10	Letter of Appointment Regarding Appointment of David Spafford as Executive Chairman. (3)
10.11	Amended and Restated Series D Preferred Stock and Warrant Purchase Agreement dated July 30, 2014 (the “Series D Purchase Agreement”). (1)
10.12	Form of Class A Warrant to Purchase Common Stock issued to investors pursuant to the Series D Purchase Agreement. (1)
10.13	Form of Class B Warrant to Purchase Common Stock issued to investors pursuant to Series D Purchase Agreement. (1)
10.14@

License and Supply Agreement by and between Biohelix Corporation and Great Basin, effective as of January 9, 2009, as amended by (i) that First Amendment dated June 25, 2010, and (ii) that Second Amendment dated January 18, 2011. (1)

10.15@

License Agreement by and between Integrated DNA Technologies, Inc. and Great Basin, effective as of August 5, 2010, as amended by (i) that First Amendment dated February 21, 2012, (ii) that Second Amendment dated October 17, 2012, (iii) that Third Amendment dated February 21, 2013 and (iv) that Fourth Amendment dated March 19, 2014. (1)

10.16	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation. (1)
10.17	Reimbursement Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation. (1)
10.18	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC. (1)
10.19	Security Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation. (1)
10.20	Security Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation. (1)
10.21	Security Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC. (1)
10.22	Employment Agreement with Ryan Ashton. (2)
10.23	Employment Agreement with Jeffrey A. Rona. (2)
10.24	Employment Agreement with Robert Jenison. (2)
10.25	Lease Agreement between JTM, Inc. and Great Basin, dated April 26, 2010, as amended by that certain amendment dated July 1, 2012 (South Side Lease). (1)
10.26	Lease Agreement between JTM, Inc. and Great Basin, dated September 6, 2012 (North Side Lease). (1)
10.27	Loan and Issuance Agreement by and between Great Basin and Spring Forth Investments, LLC, dated July 18, 2014. (1)
10.28	Promissory Note dated July 18, 2014 in favor of Spring Forth Investments, LLC. (1)
10.29	Form of Warrant to Purchase Common Stock. (4)
10.30	Form of Warrant to Purchase Common Stock or Preferred Stock. (4)
10.31	Form of Series A Warrant. (3)
10.32	Form of Series B Warrant. (3)
10.33	Form of Warrant to Purchase Common Stock. (4)
10.34	Amended and Restated Form of Series C Warrant (amended and restated as of June 23, 2015). (7)
10.35	Form of Unit Purchase Option issued in connection with the Registrant’s follow-on offering. (5)
10.36	Form of Representative’s Warrant issued in connection with the Registrant’s initial public offering. (3)
10.37	Loan Agreement between Great Basin and Spring Forth Investments, LLC, dated February 12, 2015. (5)
10.38	Office Lease between Bay Pacific East South Temple, LLC and Great Basin Scientific, Inc. (8)

Exhibit No.	Description
10.39	First Amendment to Lease between Bay Pacific East South Temple, LLC and Great Basin Scientific, Inc. (8)
10.40	Form of Amendment Agreement dated September 21, 2015. (9)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

@	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a grant of confidential treatment from the SEC.

(1)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on August 20, 2014, and incorporated herein by reference.

(2)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 8, 2014, and incorporated herein by reference.

(3)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 23, 2014, and incorporated herein by reference.

(4)	Filed as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 24, 2014, and incorporated herein by reference.

(5)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-201596) filed with the SEC on February 24, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on June 2, 2015, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on June 23, 2015, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on August 28, 2015, and incorporated herein by reference.

(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on September 21, 2015, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GREAT BASIN SCIENTIFIC, INC.

Dated: November 16, 2015	By:	/s/ Ryan Ashton
Ryan Ashton
President, Chief Executive Officer, and Director (Principal Executive Officer)

Dated: November 16, 2015	By:	/s/ Jeffrey A. Rona
Jeffrey A. Rona
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ryan Ashton certify that:

1. I have reviewed this quarterly report on Form 10-Q of Great Basin Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved];

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 16, 2015

/s/ Ryan Ashton
Ryan Ashton
President, Chief Executive Officer, and Director

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey A. Rona certify that:

1. I have reviewed this quarterly report on Form 10-Q of Great Basin Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved];

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 16, 2015

/s/ Jeffrey A. Rona
Jeffrey A. Rona
Chief Financial Officer

(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Great Basin Scientific, Inc. (the “Company”) on Form 10-Q for the quarterly period ended September 30, 2015, as filed with the United States Securities and Exchange Commission on the date hereof (the “Report”), I, Ryan Ashton, President, Chief Executive Officer, and Director of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 16, 2015

/s/ Ryan Ashton
Ryan Ashton
President, Chief Executive Officer, and Director

(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Great Basin Scientific, Inc. (the “Company”) on Form 10-Q for the quarterly period ended September 30, 2015, as filed with the United States Securities and Exchange Commission on the date hereof (the “Report”), I, Jeffrey A. Rona, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 16, 2015

/s/ Jeffrey A. Rona
Jeffrey A. Rona
Chief Financial Officer

(Principal Financial Officer)